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TABLE OF CONTENTS PROSPECTUS SUPPLEMENT

Filed Pursuant to General Instruction II.L of Form F-10
File No. 333-230782

        PROSPECTUS SUPPLEMENT
(To the Prospectus dated May 3, 2019)

April 16, 2020

WHEATON PRECIOUS METALS CORP.
Up to US$300,000,000 of Common Shares

This prospectus supplement (the "prospectus supplement") of Wheaton Precious Metals Corp. ("Wheaton" or the "Corporation"), together with the accompanying short form base shelf prospectus dated May 3, 2019 (the "prospectus") qualifies the distribution (the "Offering") of common shares (the "Offered Shares") of the Corporation having an aggregate sale price of up to US$300,000,000 (or the equivalent in Canadian dollars determined using the daily exchange rate posted by the Bank of Canada on the date the Offered Shares are sold). See "Plan of Distribution" and "Description of Common Shares".

The outstanding common shares (the "Common Shares") of the Corporation are listed and posted for trading on the Toronto Stock Exchange (the "TSX") and are listed on the New York Stock Exchange (the "NYSE") under the symbol "WPM". On April 15, 2020, the last trading day prior to the date of this prospectus supplement, the closing price of the Common Shares on the TSX was C$46.88 and on the NYSE was US$33.23. The TSX has conditionally approved the listing of the Offered Shares distributed under the Offering, subject to Wheaton fulfilling all of the requirements of the TSX. The NYSE has authorized the listing of the Offered Shares distributed under the Offering, subject to official notice of issuance.

Wheaton has entered into an ATM equity offering sales agreement dated April 16, 2020 (the "Sales Agreement") with Merrill Lynch Canada Inc., BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., Scotia Capital Inc., CIBC World Markets Inc., TD Securities Inc., National Bank Financial Inc., Eight Capital, Raymond James Ltd. and Canaccord Genuity Corp. (the "Canadian Agents") and BofA Securities, Inc., BMO Capital Markets Corp., RBC Capital Markets, LLC, Scotia Capital (USA) Inc., MUFG Securities Americas Inc. and Mizuho Securities USA LLC (the "U.S. Agents" and, together with the Canadian Agents, the "Agents") pursuant to which the Corporation may distribute up to US$300,000,000 (or the equivalent in Canadian dollars determined using the daily exchange rate posted by the Bank of Canada on the date the Offered Shares are sold) of Offered Shares in the Offering from time to time through the Agents, as agents, in accordance with the terms of the Sales Agreement. See "Plan of Distribution". The Offering is being made concurrently in Canada under the terms of this prospectus supplement and in the United States under the terms of the Corporation's prospectus supplement filed pursuant to General Instruction II.L of Form F-10 under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), supplementing the base prospectus that forms a part of the Corporation's registration statement (the "Registration Statement") on Form F-10 filed with the United States Securities and Exchange Commission (the "SEC"). Sales of Offered Shares, if any, under this prospectus supplement and the prospectus are anticipated to be made through an Agent acting as sales agent by means of (i) ordinary brokers' transactions on the NYSE or another United States "marketplace", as such term is defined in National Instrument 21-101 — Marketplace Operation ("NI 21-101"), upon which the Offered Shares are listed, quoted or otherwise traded ("U.S. marketplace"), (ii) ordinary brokers' transactions on the TSX that constitute an "at-the-market distribution" under National Instrument 44-102 — Shelf Distributions ("NI 44-102") and are made in compliance with the exemptive relief decision, dated April 7, 2020, granted by the British Columbia Securities Commission ("BCSC") (as principal regulator) and the Ontario Securities Commission (the "OSC") pursuant to National Policy 11-203 — Process for Exemptive Relief Applications in Multiple Jurisdictions, providing relief from certain Canadian securities laws with respect to the sale of the Offered Shares (the "Decision"), (iii) in the case of Canadian Agents, another Canadian "marketplace", as such term is defined in NI 21-101, upon which the Offered Shares are listed, quoted or otherwise traded ("Canadian marketplace" and together with the U.S. marketplace, "marketplaces" and each, a "marketplace"), or (iv) in the case of U.S. Agents, otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. As a result, prices may vary as between purchasers and during the period of distribution. There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after only raising a small portion of the offering amount set out above, or none at all. The Canadian Agents will only sell Common Shares on marketplaces in Canada. The U.S. Agents will not, directly or indirectly, advertise or solicit offers to purchase or sell the Offered Shares in Canada or sell the Offered Shares on any Canadian marketplace. See "Plan of Distribution".

The Offering is being made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States, to prepare this prospectus supplement and the accompanying prospectus in accordance with the disclosure requirements of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States. The financial statements incorporated herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS") and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada, including the Canadian federal income tax consequences applicable to a foreign controlled Canadian corporation that acquires Offered Shares. Such consequences for investors who are residents in, or citizens of, the United States or Canada may not be fully described herein. Investors should read the tax discussion in this prospectus supplement and consult their own tax advisors with respect to their particular circumstances. See "Certain Canadian Federal Income Tax Considerations" and "Certain United States Federal Income Tax Considerations".

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Corporation is organized under the laws of Ontario, Canada, that some or all of its officers and directors may be residents of a foreign country, that some or all of the experts named in this prospectus supplement and in the accompanying prospectus may be residents of a foreign country, and that a substantial portion of the assets of the Corporation are and said persons may be located outside the United States.

These securities have not been approved or disapproved by the SEC nor any state or Canadian securities commission nor has the SEC or any state or Canadian securities commission passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offence.

An investment in the Offered Shares is highly speculative and involves significant risks that should be carefully considered by prospective investors before purchasing such securities. The risks outlined in this prospectus supplement, the accompanying prospectus and in the documents incorporated by reference herein and therein should be carefully reviewed and considered by prospective investors in connection with an investment in the Offered Shares. See "Risk Factors".

BofA Securities	BMO Capital Markets	RBC Capital Markets	Scotiabank

CIBC Capital Markets	TD Securities Inc.	National Bank Financial Inc.	Mizuho Securities
MUFG	Canaccord Genuity	Eight Capital	Raymond James

The date of this prospectus supplement is April 16, 2020.

Wheaton will pay the Agents a commission for their services in acting as agents in connection with the sale of Offered Shares pursuant to the Sales Agreement (the "Commission"). The amount of the Commission shall not exceed 2.0% of the gross sales price for such Offered Shares sold, and will be paid in United States dollars. The Corporation estimates that the total expenses that it will incur related to the commencement of the Offering, excluding the Commission payable to the Agents under the terms of the Sales Agreement, will be approximately US$1,100,000. See "Plan of Distribution".

No Agent involved in the distribution, no affiliate of such an Agent and no person or company acting jointly or in concert with such an Agent will over-allot Common Shares in connection with the Offering or effect any other transactions that are intended to stabilize or maintain the market price of the Common Shares in connection with such distribution.

In connection with the Offering, the Corporation may be considered to be a "connected issuer" within the meaning of National Instrument 33-105 — Underwriting Conflicts ("NI 33-105") to each of Merrill Lynch Canada Inc., BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., Scotia Capital Inc., CIBC World Markets Inc., TD Securities Inc., National Bank Financial Inc., BofA Securities, Inc., BMO Capital Markets Corp., RBC Capital Markets, LLC, Scotia Capital (USA) Inc., MUFG Securities Americas Inc. and Mizuho Securities USA LLC. Affiliates of each of the aforementioned Agents are lenders to the Corporation. See "Relationship Between the Corporation and Certain Agents (Conflicts of Interest)".

Eduardo Luna and Charles Jeannes, each being a director of the Corporation, reside outside Canada. Mr. Luna and Mr. Jeannes have each appointed Cassels Brock & Blackwell LLP, Suite 2100, 40 King Street West, Toronto, Ontario M5H 3C2, as his agent for service of process in Canada. Prospective investors are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

The Corporation's head office is located at Suite 3500 – 1021 West Hastings Street, Vancouver, British Columbia, V6E 0C3 and its registered office is located at Suite 2100, 40 King Street West, Toronto, Ontario, M5H 3C2.

All dollar amounts in this prospectus supplement and the accompanying prospectus are in United States dollars, unless otherwise indicated. See "Currency Presentation and Exchange Rate Information".

PROSPECTUS SUPPLEMENT

ABOUT THIS PROSPECTUS

        This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the Offered Shares being offered and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference herein and therein. The second part, the prospectus, gives more general information, some of which may not apply to the Offered Shares being offered under this prospectus supplement. This prospectus supplement is deemed to be incorporated by reference into the accompanying prospectus solely for the purposes of the Offering constituted by this prospectus supplement.

        Readers should rely only on information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. If the description of the Offered Shares or any other information varies between this prospectus supplement and the accompanying prospectus (including the documents incorporated by reference herein and therein), the investor should rely on the information in this prospectus supplement. The Corporation has not, and the Agents have not, authorized anyone to provide the reader with different information. If anyone provides you with any different, inconsistent or other information, you should not rely on it. Neither the Corporation nor the Agents are making an offer of these securities in any jurisdiction where the offer is not permitted. Readers should not assume that the information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein is accurate as of any date other than the date on the front of this prospectus supplement, the accompanying prospectus or the respective dates of the documents incorporated by reference herein and therein. Information contained on the Corporation's website should not be deemed to be a part of this prospectus supplement, the accompanying prospectus or incorporated by reference herein and should not be relied upon by prospective investors for the purpose of determining whether to invest in the Offered Shares.

        This prospectus supplement shall not be used by anyone for any purpose other than in connection with the Offering.

        Unless the context otherwise requires, all references to Wheaton or the Corporation include direct and indirect subsidiaries of Wheaton Precious Metals Corp. Wheaton is a registered trademark of Wheaton Precious Metals Corp. in Canada, the United States and certain other jurisdictions.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus supplement and the accompanying prospectus, including the documents incorporated by reference herein and therein, contain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to:

  •
  the future price of commodities;

  •
  the impact of epidemics (including the COVID-19 virus pandemic);

  •
  the estimation of future production from the mineral stream interests currently owned by the Corporation (collectively, the "Mining Operations") (including in the estimation of production, mill throughput, grades, recoveries and exploration potential);

  •
  the estimation of mineral reserves and mineral resources (including the estimation of reserve conversion rates) and the realization of such estimations;

  •
  the commencement, timing and achievement of construction, expansion or improvement projects by Wheaton's PMPA (as defined herein) counterparties at Mining Operations;

  •
  the ability of Wheaton's PMPA counterparties to comply with the terms of a PMPA (including as a result of the business, mining operations and performance of Wheaton's PMPA counterparties) and the potential impacts of such on Wheaton;

  •
  the costs of future production;

  •
  the estimation of produced but not yet delivered ounces;

  •
  any statements as to future dividends;

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  the ability to fund outstanding commitments and the ability to continue to acquire accretive PMPAs;

  •
  future payments by the Corporation in accordance with PMPAs, including any acceleration of payments;

  •
  projected increases to Wheaton's production and cash flow profile;

  •
  projected changes to Wheaton's production mix;

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  the ability of Wheaton's PMPA counterparties to comply with the terms of any other obligations under agreements with the Corporation;

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  the ability to sell precious metals and cobalt production;

  •
  confidence in the Corporation's business structure;

  •
  the Corporation's assessment of taxes payable and the impact of the CRA Settlement (as such term is defined in the Annual Information Form (as defined herein)) for years subsequent to 2010;

  •
  possible audits for taxation years subsequent to 2015;

  •
  the Corporation's assessment of the impact of any tax reassessments;

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  the Corporation's intention to file future tax returns in a manner consistent with the CRA Settlement; and

  •
  assessments of the impact and resolution of various legal and tax matters, including but not limited to outstanding class actions and audits.

        Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "projects", "intends", "anticipates" or "does not anticipate", or "believes", "potential", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved".

        Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:

  •
  risks associated with fluctuations in the price of commodities (including Wheaton's ability to sell its precious metals or cobalt production at acceptable prices or at all);

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  risks of significant impacts on Wheaton or the Mining Operations as a result of an epidemic (including the COVID-19 virus pandemic);

  •
  risks related to the Mining Operations (including fluctuations in the price of the primary or other commodities mined at such operations, regulatory, political and other risks of the jurisdictions in which the Mining Operations are located, actual results of mining, risks associated with exploration, development, operating, expansion and improvement at the Mining Operations, environmental and economic risks of the Mining Operations, and changes in project parameters as Mining Operations plans continue to be refined);

  •
  risks related to the uncertainty in the estimation of production from Mining Operations;

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  risks related to the absence of control over the Mining Operations and having to rely on the accuracy of the public disclosure and other information Wheaton receives from the owners and operators of the Mining Operations as the basis for its analyses, forecasts and assessments relating to its own business;

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  risks related to the uncertainty in the accuracy of mineral reserve and mineral resource estimation;

  •
  risks related to the satisfaction of each party's obligations in accordance with the terms of the Corporation's PMPAs, including the ability of the companies with which the Corporation has PMPAs to perform their obligations under those PMPAs in the event of a material adverse effect on the results of operations, financial condition, cash flows or business of such companies, any acceleration of payments, estimated throughput and exploration potential;

  •
  risks relating to production estimates from Mining Operations, including anticipated timing of the commencement of production by certain Mining Operations;

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  risks relating to Wheaton's interpretation of, or compliance with, or application of, tax laws and regulations or accounting policies and rules, being found to be incorrect or the tax impact to the Corporation's business operations being materially different than currently contemplated;

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  risks relating to any challenge or reassessment by the Canada Revenue Agency ("CRA") of the Corporation's tax filings being successful and the potential negative impact to the Corporation's previous and future tax filings;

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  risks in assessing the impact of the CRA Settlement for years subsequent to 2010 (including whether there will be any material change in the Corporation's facts or change in law or jurisprudence);

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  credit and liquidity risks;

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  mine operator concentration risks;

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  indebtedness and guarantees risks;

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  hedging risk;

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  competition in the streaming industry risk;

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  risks related to claims and legal proceedings against Wheaton or the Mining Operations;

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  risks relating to security over underlying assets;

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  risks related to governmental regulations;

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  risks related to international operations of Wheaton and the Mining Operations;

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  risks relating to exploration, development, operating, expansions and improvements at the Mining Operations;

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  risks related to environmental regulations, climate change and epidemics;

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  the ability of Wheaton and the Mining Operations to obtain and maintain necessary licenses, permits, approvals and rulings;

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  the ability of Wheaton and the Mining Operations to comply with applicable laws, regulations and permitting requirements;

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  lack of suitable infrastructure and employees to support the Mining Operations;

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  inability to replace and expand mineral reserves, including anticipated timing of the commencement of production by certain Mining Operations (including increases in production, estimated grades and recoveries);

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  uncertainties related to title and indigenous rights with respect to the mineral properties of the Mining Operations;

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  the ability of Wheaton and the Mining Operations to obtain adequate financing;

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  the ability of the Mining Operations to complete permitting, construction, development and expansion;

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  challenges related to global financial conditions;

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  risks related to Wheaton's acquisition strategy;

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  risks related to the market price of the Common Shares;

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  equity price risks related to Wheaton's holding of long-term investments in other companies;

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  risks related to interest rates;

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  risks related to the declaration, timing and payment of dividends;

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  the ability of Wheaton and the Mining Operations to retain key management employees or procure the services of skilled and experienced personnel;

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  risks relating to activist shareholders;

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  risks relating to reputational damage;

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  risks relating to unknown defects and impairments;

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  risks related to ensuring the security and safety of information systems, including cyber security risks;

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  risks related to the adequacy of internal control over financial reporting;

  •
  risks related to fluctuations in commodity prices of metals produced from the Mining Operations other than precious metals or cobalt;

  •
  risks relating to future sales or the issuance of equity securities; and

  •
  other risks disclosed under the heading "Risk Factors" in the Annual Information Form.

        Forward-looking statements are based on assumptions management currently believes to be reasonable including, but not limited to:

  •
  that there will be no material adverse change in the market price of commodities;

  •
  that none of Wheaton, the Mining Operations nor parties to the PMPAs will suffer significant long-term impacts as a result of an epidemic (including the COVID-19 virus pandemic);

  •
  that any closure of the Mining Operations will be on a temporary basis;

  •
  that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates;

  •
  that the mineral reserves and mineral resource estimates from Mining Operations (including reserve conversion rates) are accurate;

  •
  that each party will satisfy their obligations in accordance with the PMPAs;

  •
  that Wheaton will continue to be able to fund or obtain funding for outstanding commitments;

  •
  that Wheaton will be able to source and obtain accretive PMPAs;

  •
  that any outbreak or threat of an outbreak of a virus or other contagions or epidemic disease will be adequately responded to locally, nationally, regionally and internationally, without such response requiring any prolonged closure of the Mining Operations or having other material adverse effects on the Corporation and counterparties to its PMPAs;

  •
  that expectations regarding the resolution of legal and tax matters will be achieved (including ongoing class action litigation and CRA audits involving the Corporation);

  •
  that Wheaton has properly considered the interpretation and application of Canadian tax law to its structure and operations;

  •
  that Wheaton has filed its tax returns and paid applicable taxes in compliance with Canadian tax law;

  •
  that Wheaton's application of the CRA Settlement for years subsequent to 2010 is accurate (including the Corporation's assessment that there will be no material change in the Corporation's facts or change in law or jurisprudence for years subsequent to 2010);

  •
  the estimate of the recoverable amount for any PMPA with an indicator of impairment; and

  •
  such other assumptions and factors as set out in the Annual Information Form.

        Although Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing investors with information to assist them in understanding Wheaton's expected financial and operational performance and may not be appropriate for other purposes. Any forward-looking statement speaks only as of the date on which it is made. Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

CAUTIONARY NOTE TO UNITED STATES INVESTORS REGARDING PRESENTATION OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

        This prospectus supplement and the accompanying prospectus, including the documents incorporated by reference herein and therein, have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms defined in accordance with Canadian National Instrument 43-101 — Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in Industry Guide 7 ("SEC Industry Guide 7") under the U.S. Securities Act. Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Also, under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

        In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

        Accordingly, information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein that describes the Corporation's mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. The SEC has adopted amendments (the "SEC Modernization Rules") to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"). Under the SEC Modernization Rules, the historical property disclosure requirements for mining registrants included in SEC Industry Guide 7 will be rescinded and replaced with disclosure requirements in subpart 1300 of Regulation S-K under the U.S. Securities Act. The new disclosure requirements under the SEC Modernization Rules will be effective for certain issuers subject to U.S. reporting standards for the first fiscal year beginning on or after January 1, 2021. As an issuer eligible to file reports with the SEC pursuant to the multijurisdictional disclosure system adopted by the United States and Canada, the Corporation will not be required to make mineral property disclosures in accordance with the SEC Modernization Rules, and none of the reserve or resource estimates presented in this prospectus supplement, in the prospectus or the documents incorporated by reference herein or therein have been prepared in accordance with the SEC Modernization Rules. See "Description of the Business — Technical Information" in the Annual Information Form, which is incorporated by reference herein, for a description of certain of the mining terms used in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein.

FINANCIAL INFORMATION

        Unless otherwise indicated, all financial information included and incorporated by reference in this prospectus supplement is determined using IFRS, which differs from United States generally accepted accounting principles.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

        The Offering amount in this prospectus supplement is in United States dollars. The financial statements of the Corporation incorporated by reference in this prospectus supplement are reported in United States dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars and are referred to as "United States dollars" or "US$". Canadian dollars are referred to as "Canadian dollars" or "C$".

        The high, low and closing rates for Canadian dollars in terms of the United States dollar for each of the periods indicated, as quoted by the Bank of Canada, were as follows:

	Year ended December 31
	2019		2018
High	C$	1.3600	C$	1.3642
Low	C$	1.2988	C$	1.2288
Rate at end of Period	C$	1.2988	C$	1.3642

        On April 15, 2020, the Bank of Canada daily exchange rate was US$1.00 = C$1.4086.

DOCUMENTS INCORPORATED BY REFERENCE

        This prospectus supplement is deemed to be incorporated by reference in the accompanying prospectus solely for the purpose of the distribution of the Offered Shares. Information has been incorporated by reference in this prospectus supplement from documents filed with the securities commissions or similar authorities in each of the provinces of Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Corporation at 3500 – 1021 Hastings Street, Vancouver, British Columbia, V6E 0C3, telephone (604) 684-9648, and are also available electronically through the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com or in the United States through the Electronic Data Gathering and Retrieval System ("EDGAR") at the website of the SEC at www.sec.gov. The filings of the Corporation through SEDAR and EDGAR are not incorporated by reference in this prospectus supplement and the accompanying prospectus except as specifically set out herein.

        The following documents, filed by the Corporation with the securities commissions or similar authorities in each of the provinces of Canada, are specifically incorporated by reference into, and form an integral part of, this prospectus supplement:

1.	the annual information form (the "Annual Information Form") of the Corporation dated March 30, 2020;

2.	the audited consolidated financial statements of the Corporation as at and for the years ended December 31, 2019 and 2018, together with the independent registered public accounting firm's report thereon and the notes thereto (the "Annual Financial Statements");
3.	the management's discussion and analysis of results of operations and financial condition of the Corporation for the year ended December 31, 2019; and
4.	the management information circular of the Corporation dated March 20, 2020 prepared in connection with the annual and special meeting of shareholders of the Corporation to be held on May 14, 2020.

        Any document of the type referred to in section 11.1 of Form 44-101F1 of National Instrument 44-101 — Short Form Prospectus Distributions ("NI 44-101") (other than confidential material change reports, if any) filed by the Corporation on SEDAR after the date of this prospectus supplement and prior to the termination of the Offering shall be deemed to be incorporated by reference in this prospectus supplement. In addition, pursuant to the Decision, if Wheaton disseminates a news release in respect of previously undisclosed information that, in Wheaton's determination, constitutes a "material fact" (as such term is defined under applicable Canadian securities laws), Wheaton will identify such news release as a "designated news release" for the purposes of this prospectus supplement and the accompanying prospectus in writing on the face page of the version of such news release that Wheaton files on SEDAR (each such news release, a "Designated News Release"), and each such Designated News Release shall be deemed to be incorporated by reference into this prospectus supplement and the accompanying prospectus only for the purposes of the Offering.

        Documents or information filed by the Corporation with the SEC under the Exchange Act on Form 40-F (or any respective successor form), from the date of this prospectus supplement and prior to the termination or completion of the Offering shall be deemed to be incorporated by reference into this prospectus supplement and be deemed exhibits to the Registration Statement of which this prospectus supplement forms a part. In addition, any other report on Form 6-K and the exhibits thereto filed or furnished by the Corporation with the SEC under the Exchange Act from the date of this prospectus supplement and prior to the termination or completion of the Offering shall be deemed to be incorporated by reference into this prospectus supplement or as exhibits to the Registration Statement of which this prospectus forms a part of, as applicable, but only if and to the extent expressly so provided in any such report.

        The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Corporation and readers should review all information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated or deemed to be incorporated herein by reference.

        Any statement contained in this prospectus supplement, the accompanying prospectus or in a document incorporated or deemed to be incorporated by reference herein or therein shall be deemed to be modified or superseded, for purposes of this prospectus supplement and the accompanying prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement or the accompanying prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall thereafter neither constitute, nor be deemed to constitute, a part of this prospectus supplement or the accompanying prospectus, except as so modified or superseded.

        When the Corporation files a new annual information form, audited consolidated financial statements and related management's discussion and analysis and, where required, they are accepted by the applicable securities regulatory authorities during the time that this prospectus supplement is valid, the previous annual information form, the previous audited consolidated financial statements and related management's discussion and analysis and all unaudited interim condensed consolidated financial statements and related management's discussion and analysis for such periods, all material change reports and any business acquisition report filed prior to the commencement of the Corporation's financial year in which the new annual information form is filed will be deemed no longer to be incorporated by reference in this prospectus supplement for purposes of future offers and sales of Offered Shares under this prospectus supplement. Upon new unaudited interim condensed consolidated financial statements and the accompanying management's discussion and analysis being filed by the Corporation with the applicable securities regulatory authorities during the term of this prospectus supplement, all unaudited interim condensed consolidated financial statements and accompanying management's discussion and analysis filed prior to the filing of the new unaudited interim condensed consolidated financial statements shall be deemed no longer to be incorporated by reference into this prospectus supplement for purposes of future offers and sales of securities hereunder.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        The following documents have been, or will be, filed with the SEC as part of the Registration Statement of which this prospectus supplement forms a part: (1) the Sales Agreement; (2) the documents listed under "Documents Incorporated by Reference"; (3) the consent of Deloitte LLP; (4) the consent of Cassels Brock & Blackwell LLP; (5) the consent of Blake, Cassels & Graydon LLP; (6) powers of attorney from certain of the Corporation's directors and officers (included in the Registration Statement); and (7) the consents of the "qualified persons" referred to in this prospectus supplement under "Interest of Experts".

AVAILABLE INFORMATION

        The Corporation is subject to the informational requirements of the Exchange Act and applicable Canadian requirements and, in accordance therewith, files reports and other information with the SEC and with securities regulatory authorities in Canada. Under the multijurisdictional disclosure system adopted by the United States and Canada, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. As a foreign private issuer, the Corporation is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and the Corporation's officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Reports and other information filed by the Corporation with, or furnished to, the SEC may be accessed from the SEC website at www.sec.gov, which contains reports and other information regarding registrants that file electronically with the SEC.

        The Corporation has filed with the SEC the Registration Statement on Form F-10 under the U.S. Securities Act with respect to the Offered Shares. This prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. For further information with respect to the Corporation, the Offering and the Offered Shares, reference is made to the Registration Statement and the exhibits thereto. Statements contained in this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference herein and therein, as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference. The Registration Statement can be found on EDGAR at the SEC's website: www.sec.gov.

THE CORPORATION

        Wheaton is a streaming company which generates its revenue primarily from the sale of precious metals. Wheaton enters into purchase agreements ("precious metal purchase agreements" or "PMPAs") to purchase all or a portion of the precious metals or cobalt production from mines located around the globe for an upfront payment and an additional payment upon the delivery of the precious metal.

        As of December 31, 2019, the Corporation has entered into 23 long-term purchase agreements (three of which are early deposit precious metal purchase agreements), with 17 different mining companies, for the purchase of precious metals and cobalt relating to 20 mining assets which are currently operating, nine which are at various stages of development and two which have been placed in care and maintenance, located in 11 countries. Wheaton acquires metal production from the counterparties for an initial upfront payment plus an additional cash payment for each ounce or pound delivered which is fixed by contract, generally at or below the prevailing market price. The primary drivers of the Corporation's financial results are the volume of metal production at the various mines to which the precious metal purchase agreements relate and the price realized by Wheaton upon sale of the metals received. Attributable metal production as referred to in this prospectus supplement and the documents incorporated by reference herein is the metal production to which Wheaton is entitled pursuant to the various PMPAs.

        The Corporation is actively pursuing future growth opportunities, primarily by way of entering into additional long-term precious metal purchase agreements. There is no assurance, however, that any potential transaction will be successfully completed.

        For a further description of the business of the Corporation, see the sections entitled "Corporation Structure" and "Description of the Business" in the Annual Information Form.

Recent Developments

Partner Operations

        We have completed a thorough review of our operations with our counterparties to better understand their policies and procedures around the COVID-19 virus pandemic. We have been advised that each of our partners' operations has a crisis management team in place and that, in response to the COVID-19 virus pandemic, each partner will make decisions according to their local situation and applicable laws, as well as considering the health and safety of their employees. As at the date of this prospectus supplement, all of the Corporation's partners' operations are currently running with the exception of Voisey's Bay, the Constancia mine, the Yauliyacu mine, the San Dimas mine, the Los Filos mine, the Peñasquito mine and the Antamina mine. On March 17, 2020, Vale announced it had temporarily suspended operations for four weeks at Voisey's Bay to ensure the safety of local communities, which have limited access to healthcare given their remote location. On April 8, 2020, Vale further announced an up to three-month extension to the suspension of operations. The Corporation is not scheduled to begin receiving cobalt from Voisey's Bay until January 1, 2021 and as a result does not currently expect the temporary shutdown to affect future deliveries. On March 20, 2020, Hudbay Minerals Inc. announced a temporary shutdown of operations at the Constancia mine due to limited availability of certain critical mining supplies as a result of the national state of emergency in Peru. The Yauliyacu mine has also reportedly temporarily halted mining operations as a result of supply chain issues in Peru. On April 14, 2020, Glencore announced that a decision had been made to de-mobilise the workforce and halt operations for a likely period of approximately two weeks at the Antamina mine located in Peru. On March 31, 2020, the federal government of Mexico mandated that all non-essential businesses temporarily suspend operations until April 30, 2020 due to the COVID-19 virus pandemic (the "Decree"). Newmont Corporation ("Newmont") reported that as of April 1, 2020, mining has not been deemed an essential activity under the Decree, but that Newmont was engaging with the government to understand the intended impacts of the Decree on its operations. As a result, Newmont indicated it was taking steps towards a safe and orderly ramp down of operations at the Peñasquito mine. Other mining operations in Mexico on which Wheaton has PMPAs include the San Dimas and Los Filos mines. On April 2, 2020, Equinox Gold Corp. announced that it was temporarily suspending mining activities at the Los Filos mine in compliance with the Decree and on April 3, 2020, First Majestic Silver Corp. announced that operations at the San Dimas mine would be temporarily suspended in accordance with the Decree. There can be no assurance that our partners' operations that are operational as of the date of this prospectus supplement will continue to remain operational for the duration of the COVID-19 virus pandemic. In addition, even if operational, these operations may be subject to adverse impacts on production and other impacts due to the COVID-19 virus pandemic response measures, absenteeism and otherwise as a result of the pandemic and any of these impacts may be material with respect to those operations, as well as our business and financial results. See "Risk Factors".

Production Guidance

        Due to the temporary shutdowns announced by some of the Corporation's partners at mines on which the Corporation has PMPAs, Wheaton has withdrawn its production guidance for 2020. While the Corporation is closely monitoring and regularly assessing the impact of the COVID-19 virus pandemic on its partners' operations and its own operations, the COVID-19 virus pandemic is evolving rapidly and its effects remain uncertain. It is possible that in the future operations at other partners' operations may be temporarily shut down or suspended for indeterminate amounts of time, including mining operations in Mexico. See "Risk Factors".

RISK FACTORS

        Before deciding to invest in the Offered Shares, investors should carefully consider all the information contained in and incorporated or deemed incorporated by reference in this prospectus supplement and the accompanying prospectus. An investment in the Offered Shares is subject to certain risks, including risks related to the business of the Corporation, risks related to mining operations and risks related to the Corporation's securities described in the documents incorporated or deemed incorporated in the prospectus and herein by reference. See the risk factors below and the "Risk Factors" section of the prospectus and the documents incorporated or deemed incorporated by reference herein and therein.

No certainty regarding the net proceeds to the Corporation

        There is no certainty that gross proceeds of US$300,000,000 (or the equivalent in Canadian dollars determined using the daily exchange rate posted by the Bank of Canada on the date the Offered Shares are sold) will be raised under the Offering. The Agents have agreed to use their commercially reasonable efforts to sell, on the Corporation's behalf, the Offered Shares designated by the Corporation, but the Corporation is not required to request the sale of the maximum amount offered or any amount and, if the Corporation requests a sale, the Agents are not obligated to purchase any Offered Shares that are not sold. As a result of the Offering being made on a commercially reasonable efforts basis with no minimum, and only as requested by the Corporation, the Corporation may raise substantially less than the maximum total offering amount or nothing at all.

Broad discretion in the use of proceeds

        Management of the Corporation will have broad discretion in the application of the net proceeds from the Offering and could spend the proceeds in ways that do not improve the Corporation's results of operations or enhance the value of the Common Shares. The failure by management to apply these funds effectively could result in financial losses that could have a material adverse effect on the Corporation's business and cause the price of the Common Shares to decline. Pending their use, the Corporation may invest the net proceeds from the Offering in a manner that does not produce income or that loses value.

Future sales or issuances of securities

        The Corporation may issue additional securities to finance future activities outside of the Offering. The Corporation cannot predict the size of future issuances of securities or the effect, if any, that future issuances and sales of securities will have on the market price of the Common Shares. Sales or issuances of substantial numbers of Common Shares, or the expectation that such sales could occur, may adversely affect prevailing market prices of the Common Shares. In connection with any issuance of Common Shares, investors will suffer dilution to their voting power and the Corporation may experience dilution in its earnings per share.

COVID-19 virus pandemic may heighten other risks

        To the extent that the COVID-19 virus pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described herein and in the "Risk Factors" section of the prospectus and the documents incorporated or deemed incorporated by reference herein and therein, including, but not limited to, risks relating to the Corporation such as risks related to commodity prices and commodity markets, commodity price fluctuations, equity price risk associated with the Corporation's equity investments, credit and liquidity of counterparties to our PMPAs, mine operator concentration, our indebtedness and guarantees, our ability to raise additional capital, our ability to enforce security interests, information systems and cyber security and risks relating to the Mining Operations such as risks related to mineral reserve and mineral resource estimates, production forecasts, impacts of governmental regulations, international operations, availability of infrastructure and employees and challenging global financial conditions.

CONSOLIDATED CAPITALIZATION

        There have been no material changes in the share and loan capital of the Corporation, on a consolidated basis, since the date of the Annual Financial Statements. As a result of the Offering, the shareholder's equity of the Corporation will increase by the amount of the net proceeds of the Offering and the number of issued and outstanding Common Shares will increase by the number of common shares distributed under the Offering.

USE OF PROCEEDS

        The Corporation intends to use the net proceeds from the Offering, if any, for funding precious metal purchase agreements and/or other general corporate purposes, including the repayment of indebtedness. The Corporation may, from time to time, issue securities (including equity securities) other than pursuant to this prospectus supplement.

        The net proceeds from the Offering, if any, are not determinable in light of the nature of the distribution. Sales of Offered Shares, if any, will be made in transactions that are (i) ordinary brokers' transactions on the NYSE or another U.S. marketplace, (ii) ordinary brokers' transactions on the TSX that constitute "at-the-market distributions" as defined in NI 44-102 and are made in compliance with the Decision, (iii) in the case of the Canadian Agents, another Canadian marketplace, or (iv) in the case of U.S. Agents, otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. The net proceeds to the Corporation of any given distribution of Offered Shares through the Agents in an "at-the-market distribution" under the Sales Agreement will represent the gross proceeds of the Offering, after deducting the applicable Commission and the expenses of the Offering. The gross proceeds of the Offering will be up to US$300,000,000 (or the equivalent in Canadian dollars determined using the daily exchange rate posted by the Bank of Canada on the date the Offered Shares are sold). There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after raising only a portion of the Offering amount set out above, or none at all. See "Plan of Distribution".

        Although the Corporation intends to expend the net proceeds from the Offering as set forth above, there may be circumstances where, for sound business reasons, a reallocation of funds may be prudent or necessary, and may vary materially from that set forth above. In addition, management of the Corporation will have broad discretion with respect to the actual use of the net proceeds from the Offering. See "Risk Factors".

PLAN OF DISTRIBUTION

        The Corporation has entered into the Sales Agreement with the Agents pursuant to which the Corporation may issue and sell from time to time through the Agents, as agents, Offered Shares having an aggregate sale price of up to US$300,000,000 (or the equivalent in Canadian dollars determined using the daily exchange rate posted by the Bank of Canada on the date the Offered Shares are sold) pursuant to instructions provided by the Corporation to the Agents from time to time in accordance with the terms of the Sales Agreement. The Offering is being made concurrently in Canada under the terms of this prospectus supplement and in the United States under the terms of the prospectus supplement filed pursuant to General Instruction II.L of Form F-10 under the U.S. Securities Act, supplementing the base prospectus which forms a part of the Registration Statement on Form F-10 filed with the SEC. Sales of Offered Shares, if any, under this prospectus supplement and the prospectus are anticipated to be made through an Agent acting as sales agent by means of (i) ordinary brokers' transactions on the NYSE or another U.S. marketplace, (ii) ordinary brokers' transactions on the TSX that constitute an "at-the-market distribution" under NI 44-102 and are made in compliance with the Decision, (iii) in the case of Canadian Agents, another Canadian marketplace, or (iv) in the case of U.S. Agents, otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. As a result, prices may vary as between purchasers and during the period of distribution. Pursuant to the Decision (see "Statutory Exemptions"), the number of Offered Shares sold on the TSX or another Canadian marketplace as "at-the-market distributions" on any trading day will not exceed 25% of the trading volume of the Common Shares on the TSX and all other Canadian marketplaces on that day. The Corporation cannot predict the number of Offered Shares that it may sell under the Sales Agreement on the TSX, the NYSE or any other marketplace, or if any Offered Shares will be sold. There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after only raising a small portion of the offering amount set out above, or none at all. The Canadian Agents will only sell Offered Shares on Canadian marketplaces. The U.S. Agents will not, directly or indirectly, advertise or solicit offers to purchase or sell the Offered Shares in Canada or sell the Offered Shares on any Canadian marketplace.

        The Agents will offer the Offered Shares subject to the terms and conditions of the Sales Agreement from time to time as agreed upon by the Corporation and the Agents. On any day other than a day on which the NYSE or the TSX, as applicable, is closed or scheduled to close prior to its regular weekday closing time (each, a "Trading Day"), the Corporation may sell the Offered Shares through only one Agent and, if it determines to do so, it shall instruct the applicable Agent as to the maximum number of Offered Shares to be sold on such Trading Day and the minimum price per Offered Share at which such Offered Shares may be sold. Subject to the terms and conditions of the Sales Agreement, such Agent will use its commercially reasonable efforts to sell, on the Corporation's behalf, all of the Offered Shares requested to be sold by the Corporation in accordance with its instruction. Under the Sales Agreement, no Agent has any obligation to purchase as principal for its own account any Offered Shares.

        Either the Corporation or the Agent through whom the sale of the Offered Shares is to be made as sales agent on any Trading Day may suspend the Offering upon proper notice to the other party. The Corporation and each Agent with respect to itself has the right, by giving written notice as specified in the Sales Agreement, to terminate the Sales Agreement in such party's sole discretion at any time.

        If acting as sales agent, the applicable Agent will provide written confirmation to the Corporation following the close of trading on each Trading Day on which such Agent has made sales of the Offered Shares under the Sales Agreement setting forth (i) the number of Offered Shares sold on such day, (ii) the aggregate gross sales proceeds of the Offered Shares, (iii) the Commission payable by the Corporation to the Agents with respect to such sales, and (iv) the proceeds payable to the Corporation after deducting transaction fees, transfer taxes or similar taxes or fees imposed by any governmental entity or self-regulatory organization in respect of such sales.

        The Corporation will pay the Agents the Commission for their services in acting as agents in connection with the sale of Offered Shares pursuant to the Sales Agreement. The amount of the Commission shall not exceed 2.0% of the gross sales price for such Offered Shares sold. The Commission will be paid in United States dollars. The sales proceeds remaining after payment of the Commission and after deducting any expenses payable by the Corporation and any transaction or filing fees imposed by any governmental entity or self-regulatory organization in connection with the sales, will equal the net proceeds to the Corporation from the sale of such Offered Shares.

        Settlement for sales of Offered Shares will occur, unless the parties agree otherwise, on the second business day that is also a Trading Day following the date on which any sales were made in return for payment of the gross proceeds to the Corporation, less transaction fees, transfer taxes or similar taxes or fees imposed by any governmental entity or self-regulatory organization in respect of such sales. There is no arrangement for funds to be received in an escrow, trust or similar arrangement. Sales of Offered Shares in the United States will be settled through the facilities of The Depository Trust Company and sales of Offered Shares in Canada will be settled through the facilities of CDS Clearing and Depository Services Inc.

        The Corporation will disclose the number and average price of the Offered Shares sold under this prospectus supplement, as well as the gross proceeds, net proceeds received by the Corporation, and the aggregate compensation paid by the Corporation to the Agents in the Corporation's annual and interim financial statements and related management's discussion and analysis filed on www.sedar.com and with the SEC, for any fiscal quarters in which sales of Offered Shares occur.

        In connection with the sales of the Offered Shares on the Corporation's behalf, each of the Agents may be deemed to be an "underwriter" within the meaning of the U.S. Securities Act, and the compensation paid to the Agents may be deemed to be underwriting commissions or discounts. The Corporation has agreed in the Sales Agreement to provide indemnification and contribution to the Agents against certain liabilities, including liabilities under the U.S. Securities Act and under Canadian securities laws. In addition, the Corporation has agreed to pay the reasonable expenses of the Agents in connection with the Offering, pursuant to the terms of the Sales Agreement.

        No Agent involved in the distribution, no affiliate of such an Agent and no person or company acting jointly or in concert with such an Agent will over-allot Common Shares in connection with the Offering or effect any other transactions that are intended to stabilize or maintain the market price of the Common Shares in connection with such distribution.

        As a consequence of their participation in the Offering, the Agents will be entitled to share in the Commission relating to the Offering of the Offered Shares. The Corporation may have outstanding indebtedness owing to certain of the Agents and lending affiliates of such Agents, a portion of which the Corporation may reduce or repay with the net proceeds of the Offering. See "Use of Proceeds" and "Relationship Between the Corporation and Certain of the Agents (Conflicts of Interest)". As a result, one or more of such Agents or their affiliates may receive more than 5% of the net proceeds from the Offering in the form of the repayment of such indebtedness. Accordingly, the Offering will be conducted in accordance with Rule 5121 of the Financial Industry Regulatory Authority, Inc. ("FINRA"). Pursuant to this rule, the appointment of a qualified independent underwriter is not necessary in connection with the Offering, because the conditions of FINRA Rule 5121(a)(1)(B) are satisfied. To comply with FINRA Rule 5121, each of the Agents will not confirm any sales to any account over which it exercises discretionary authority without the specific written approval of the transaction from the account holder.

        The total expenses related to the commencement of the Offering to be paid by the Corporation, excluding the Commission payable to the Agents under the Sales Agreement, are estimated to be approximately US$1,100,000.

        Pursuant to the Sales Agreement, the Offering will terminate upon the earlier of (i) the issuance and sale of all of the Offered Shares subject to the Sales Agreement, and (ii) the termination of the Sales Agreement as permitted therein.

        The Agents and their affiliates may in the future provide various investment banking, commercial banking and other financial services for the Corporation and its affiliates, for which services they may in the future receive customary fees. To the extent required by Regulation M under the Exchange Act, the Agents will not engage in any market making activities involving the Common Shares while the Offering is ongoing under this prospectus supplement.

        The Common Shares are listed on the TSX and the NYSE. The TSX has conditionally approved the listing of the Offered Shares distributed under the Offering, subject to Wheaton fulfilling all of the requirements of the TSX. The NYSE has authorized the listing of the Offered Shares distributed under the Offering, subject to official notice of issuance.

RELATIONSHIP BETWEEN THE CORPORATION AND CERTAIN OF THE AGENTS (CONFLICTS OF INTEREST)

        Certain banking affiliates of Merrill Lynch Canada Inc., BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., Scotia Capital Inc., CIBC World Markets Inc., TD Securities Inc., National Bank Financial Inc., BofA Securities, Inc., BMO Capital Markets Corp., RBC Capital Markets, LLC, Scotia Capital (USA) Inc., MUFG Securities Americas Inc. and Mizuho Securities USA LLC are members of a syndicate of lenders that has provided the US$2 billion revolving credit facility (as amended from time to time, the "Credit Facility") to the Corporation. As a result, the Corporation may be considered a "connected issuer" to these Agents for purposes of Canadian securities laws. The Corporation is not in default of its obligations to the lenders under the Credit Facility and the lenders have not waived any breach of the applicable agreement since it was entered into. As at the date of this prospectus supplement, the Corporation has US$715,500,000 drawn under the Credit Facility. Each of the Corporation's material subsidiaries (as defined in the Credit Facility agreement) has guaranteed the Corporation's indebtedness under the Credit Facility. The determination of the terms and conditions of the Offering were made through negotiations among the Agents and the Corporation without the involvement of the lenders, although the lenders have been advised of the Offering. Other than the Commission and agreed upon expenses of the Agents payable to the Agents in connection with the Offering and the potential repayment of indebtedness to one or more of the Agents or their lending affiliates out of the net proceeds of the Offering, the Agents and their affiliates will derive no benefit from the Offering. See "Use of Proceeds" and "Plan of Distribution".

DESCRIPTION OF COMMON SHARES

        The Corporation is authorized to issue an unlimited number of Common Shares. For a description of the terms and provisions of the Common Shares, see "Description of Securities — Common Shares" in the prospectus. As of April 15, 2020, there were 448,351,810 Common Shares outstanding.

PRIOR SALES

        During the 12-month period before the date of this prospectus supplement, the Corporation has issued the following Common Shares:

Date of Issuance	Type of Security	Issue Price		Number Issued
April 18, 2019(1)	Common Shares	US$	22.13	384,287
May 13, 2019(2)	Common Shares	C$	26.07	90,000
May 14, 2019(2)	Common Shares	C$	26.07	45,000
May 15, 2019(2)	Common Shares	C$	26.07	45,000
May 16, 2019(2)	Common Shares	C$	26.07	45,000
May 17, 2019(2)	Common Shares	C$	26.07	51,500
May 17, 2019(2)	Common Shares	C$	26.24	1,525
June 3, 2019(3)	Common Shares	C$	NIL	185
June 6, 2019(1)	Common Shares	US$	21.63	378,135
June 18, 2019(2)	Common Shares	US$	26.51	1,385
June 20, 2019(2)	Common Shares	US$	26.51	1,815
June 20, 2019(2)	Common Shares	US$	26.79	1,550
June 26, 2019(2)	Common Shares	C$	27.96	845
July 9, 2019(2)	Common Shares	C$	26.24	820
July 9, 2019(2)	Common Shares	C$	27.51	1,500
July 18, 2019(2)	Common Shares	US$	26.51	620
July 22, 2019(2)	Common Shares	C$	25.48	3,700
August 13, 2019(3)	Common Shares	C$	NIL	170
August 13, 2019(2)	Common Shares	C$	25.48	36,000
August 14, 2019(2)	Common Shares	US$	23.27	35,000
August 14, 2019(2)	Common Shares	C$	25.48	34,000
August 14, 2019(2)	Common Shares	US$	33.18	3,000
August 15, 2019(3)	Common Shares	C$	NIL	935
August 15, 2019(3)	Common Shares	US$	NIL	1,650
August 15, 2019(2)	Common Shares	C$	25.48	10,000
August 15, 2019(2)	Common Shares	US$	33.18	4,000
August 16, 2019(2)	Common Shares	US$	33.18	6,000
August 20, 2019(2)	Common Shares	C$	25.48	94,000
August 21, 2019(2)	Common Shares	C$	25.48	12,000
August 23, 2019(2)	Common Shares	C$	23.26	28,000

Date of Issuance	Type of Security	Issue Price		Number Issued
August 23, 2019(2)	Common Shares	US$	23.27	20,000
August 23, 2019(2)	Common Shares	C$	25.48	18,000
August 23, 2019(2)	Common Shares	C$	26.24	1,325
August 23, 2019(2)	Common Shares	US$	26.51	7,740
August 23, 2019(2)	Common Shares	US$	26.79	6,500
August 23, 2019(2)	Common Shares	C$	27.51	3,000
August 26, 2019(2)	Common Shares	C$	23.26	9,500
August 26, 2019(2)	Common Shares	C$	25.48	17,000
August 26, 2019(2)	Common Shares	US$	26.79	6,600
August 27, 2019(2)	Common Shares	US$	24.65	13,000
August 27, 2019(2)	Common Shares	C$	25.48	104,000
August 27, 2019(2)	Common Shares	C$	26.24	545
August 27, 2019(2)	Common Shares	US$	26.51	8,310
August 28, 2019(2)	Common Shares	C$	23.26	80,500
August 28, 2019(2)	Common Shares	C$	25.48	29,500
August 28, 2019(2)	Common Shares	C$	26.24	3,920
August 29, 2019(2)	Common Shares	US$	23.27	10,000
September 3, 2019(2)	Common Shares	C$	25.48	50,500
September 3, 2019(2)	Common Shares	US$	26.26	2,000
September 4, 2019(2)	Common Shares	C$	23.26	4,750
September 5, 2019(2)	Common Shares	C$	23.26	2,000
September 5, 2019(1)	Common Shares	US$	28.99	261,621
September 24, 2019(2)	Common Shares	US$	26.79	1,400
October 1, 2019(2)	Common Shares	C$	26.24	3,215
October 1, 2019(2)	Common Shares	C$	27.51	6,000
November 19, 2019(2)	Common Shares	C$	23.26	36,000
December 12, 2019(2)	Common Shares	US$	26.26	8,000
December 16, 2019(1)	Common Shares	US$	26.89	237,624
December 23, 2019(2)	Common Shares	C$	25.48	94,000
December 24, 2019(2)	Common Shares	US$	23.27	30,000
December 27, 2019(2)	Common Shares	C$	25.48	33,000
December 31, 2019(2)	Common Shares	C$	23.26	10,000
December 31, 2019(2)	Common Shares	C$	25.48	115,000
February 20, 2020(2)	Common Shares	C$	23.26	2,000
February 24, 2020(2)	Common Shares	C$	23.26	10,000
March 17, 2020(2)	Common Shares	C$	26.24	980
March 17, 2020(2)	Common Shares	C$	27.51	1,200
March 17, 2020(2)	Common Shares	C$	27.60	1,820
March 17, 2020(2)	Common Shares	US$	28.69	5,900
March 20, 2020(2)	Common Shares	C$	23.26	5,600
March 23, 2020(3)	Common Shares	C$	NIL	4,705
March 23, 2020(2)	Common Shares	C$	25.48	115,000
March 24, 2020(2)	Common Shares	C$	23.26	58,400
March 24, 2020(2)	Common Shares	US$	25.42	25,000
March 25, 2020(3)	Common Shares	C$	NIL	47,620
March 25, 2020(3)	Common Shares	US$	NIL	9,390
March 25, 2020(2)	Common Shares	C$	23.26	4,750
March 25, 2020(2)	Common Shares	C$	26.24	4,060
March 25, 2020(2)	Common Shares	C$	27.51	11,200
March 25, 2020(2)	Common Shares	C$	32.93	3,400
March 26, 2020(3)	Common Shares	C$	NIL	53,095
March 26, 2020(3)	Common Shares	US$	NIL	10,100

Date of Issuance	Type of Security	Issue Price		Number Issued
March 26, 2020(2)	Common Shares	C$	26.24	1,315
March 26, 2020(2)	Common Shares	C$	32.93	3,035
March 27, 2020(2)	Common Shares	C$	26.24	870
March 27, 2020(2)	Common Shares	C$	32.93	925
March 30, 2020(2)	Common Shares	C$	23.26	52,500
March 31, 2020(2)	Common Shares	C$	23.26	52,500
March 31, 2020(2)	Common Shares	C$	26.24	6,565
March 31, 2020(2)	Common Shares	US$	29.27	2,700
March 31, 2020(2)	Common Shares	C$	32.93	4,515
April 13, 2020(2)	Common Shares	C$	26.24	820
April 13, 2020(2)	Common Shares	C$	32.93	870
April 14, 2020(2)	Common Shares	C$	32.93	750

Total:				3,053,757

Notes:

(1)
Issued pursuant to the Corporation's dividend reinvestment plan.
(2)
Issued pursuant to the exercise of stock options.
(3)
Issued pursuant to the vesting of restricted share units.

        During the 12-month period before the date of this prospectus supplement, the Corporation has issued the following securities convertible into Common Shares:

Date of Issuance	Type of Security	Exercise Price		Number Issued
May 13, 2019	Stock Options(1)	C$	27.03	2,230
May 13, 2019	Restricted Share Units(2)	C$	27.03	420
June 17, 2019	Stock Options(1)	C$	30.82	5,970
June 17, 2019	Restricted Share Units(2)	C$	30.82	980
March 16, 2020	Stock Options(1)	C$	33.47	371,890
March 16, 2020	Restricted Share Units(2)	C$	33.47	111,510
March 16, 2020	Stock Options(1)	US$	24.08	79,220
March 16, 2020	Restricted Share Units(2)	US$	24.11	20,220

Total:				592,440

Notes:

(1)
As at the date of this prospectus supplement, the Corporation had 2,468,925 stock options outstanding.
(2)
As at the date of this prospectus supplement, the Corporation had 373,143 restricted share units outstanding.

 TRADING PRICE AND VOLUME

        The Common Shares are listed and posted for trading on the TSX and the NYSE under the symbol "WPM". The following tables set forth information relating to the trading of the Common Shares on the TSX and the NYSE for the 12-month period prior to the date of this prospectus supplement.

	TSX			NYSE
Period	High (C$)	Low (C$)	Volume	High (US$)	Low (US$)	Volume
April 2019	32.19	28.61	22,193,475	24.09	21.27	11,116,926
May 2019	30.07	26.50	22,914,799	22.25	19.73	12,158,827
June 2019	33.20	29.35	23,296,750	25.22	21.95	12,106,019
July 2019	36.44	30.08	19,442,685	27.65	22.94	13,669,532
August 2019	40.20	33.59	21,396,646	30.20	25.36	17,157,530
September 2019	40.95	34.46	23,216,130	30.90	26.02	14,270,675
October 2019	37.52	33.02	17,921,304	28.50	24.98	13,695,013
November 2019	37.29	33.95	16,304,965	28.16	25.67	9,475,880
December 2019	39.42	35.52	16,435,418	30.30	27.03	9,727,216
January 2020	39.93	35.57	15,883,738	30.25	27.23	9,443,748
February 2020	45.00	37.08	24,024,448	34.00	27.58	11,974,194
March 2020	42.69	26.99	58,347,126	31.24	19.60	21,728,892
April 1-15, 2020	49.10	38.32	15,471,060	35.35	27.11	7,372,409

        On April 15, 2020, the last trading day prior to the date of this prospectus supplement, the closing price of the Common Shares on the TSX was C$46.88 and on the NYSE was US$33.23.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

        In the opinion of Cassels Brock & Blackwell LLP, Canadian counsel to the Corporation, and Blake, Cassels & Graydon LLP, Canadian counsel to the Agents, the following is a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the "Tax Act") generally applicable to a holder who acquires Offered Shares under the Offering and who, for purposes of the Tax Act and at all relevant times, deals at arm's length with, and is not affiliated with, the Corporation or the Agents and acquires and holds the Offered Shares as capital property (a "Holder"). Generally, the Offered Shares will be considered to be capital property to a Holder thereof provided that the Holder does not use or hold the Offered Shares in the course of carrying on a business of buying and selling securities and such Holder has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

        This summary does not apply to a Holder (i) that is a "financial institution" for purposes of the mark-to-market rules contained in the Tax Act; (ii) that is a "specified financial institution" as defined in the Tax Act; (iii) an interest in which is a "tax shelter investment" as defined in the Tax Act; (iv) that has elected to report its tax results in a "functional currency" (as defined in the Tax Act, which excludes Canadian currency); or (v) that has entered or will enter into, with respect to the Offered Shares, a "derivative forward agreement", as defined in the Tax Act. Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation (or does not deal at arm's length with a corporation) that is, or becomes as part of a transaction or series of transactions or events that includes the acquisition of the Offered Shares, controlled by a non-resident corporation, individual, trust, or group of the foregoing that do not deal with each other at arm's length for the purposes of the "foreign affiliate dumping" rules in section 212.3 of the Tax Act. Such Holders should consult their own tax advisors with respect to an investment in Offered Shares.

        This summary is based on the facts set out in this prospectus supplement and the prospectus, the provisions of the Tax Act (and the regulations thereunder (the "Regulations")) in force as of the date prior to the date hereof and counsel's understanding of the current administrative policies and assessing practices of the CRA published in writing by the CRA prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals") and assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all. This summary does not otherwise take into account or anticipate any changes in law or in the administrative policies or assessing practices of the CRA, whether by way of judicial, legislative or governmental decision or action. This summary is not exhaustive of all possible Canadian federal income tax considerations, and does not take into account other federal or any provincial, territorial or foreign income tax legislation or considerations, which may differ materially from those described in this summary.

        This summary is of a general nature only and is not, and is not intended to be, and should not be construed to be, legal or tax advice to any particular Holder, and no representations concerning the tax consequences to any particular Holder are made. The tax consequences of acquiring, holding and disposing of Offered Shares will vary according to the Holder's particular circumstances. Holders should consult their own tax advisors regarding the tax considerations applicable to them having regard to their particular circumstances.

Currency Conversion

        For purposes of the Tax Act, all amounts must be computed in Canadian dollars using the Bank of Canada rate for the day on which such amount arose or such other rate as is acceptable to the CRA.

Taxation of Resident Holders

        The following portion of the summary applies to a Holder who, for purposes of the Tax Act and any applicable income tax treaty or convention, is or is deemed to be resident in Canada at all relevant times (a "Resident Holder"). A Resident Holder to whom Offered Shares might not constitute capital property may make, in certain circumstances, an irrevocable election permitted by subsection 39(4) of the Tax Act to have the Offered Shares, and all other "Canadian securities" as defined in the Tax Act, held by such Resident Holder in the taxation year of the election and in all subsequent taxation years, treated as capital property. Resident Holders should consult their own tax advisors regarding this election.

Dividends on Offered Shares

        Dividends (including deemed dividends) received on the Offered Shares by a Resident Holder who is an individual (other than certain trusts) will be included in the individual's income and will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received by individuals from "taxable Canadian corporations", as defined in the Tax Act, including the enhanced dividend tax credit rules applicable to any dividends designated by the Corporation as "eligible dividends" in accordance with the Tax Act. There may be limits on the ability of the Corporation to designate dividends as eligible dividends. Dividends received by individuals (other than certain trusts) may give rise to minimum tax under the Tax Act, depending on the individual's circumstances.

        Dividends (including deemed dividends) received on the Offered Shares by a Resident Holder that is a corporation will be included in computing the corporation's income and will generally be deductible in computing its taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations are urged to consult their own tax advisors having regard to their particular circumstances. A Resident Holder that is a "private corporation" or a "subject corporation", each as defined in the Tax Act, may be liable to pay a refundable tax under Part IV of the Tax Act on dividends received (or deemed to be received) on the Offered Shares to the extent that such dividends are deductible in computing taxable income.

Disposition of Offered Shares

        Generally, upon a disposition (or a deemed disposition) of an Offered Share a Resident Holder will realize a capital gain (or a capital loss) equal to the amount by which the Resident Holder's proceeds of disposition are greater (or less) than the Resident Holder's adjusted cost base of such share and any reasonable costs of the disposition. The adjusted cost base to the Resident Holder of an Offered Share acquired pursuant to this Offering will be determined by averaging the cost of such share with the adjusted cost base of all Common Shares of the Corporation owned by the Resident Holder as capital property immediately before the time of acquisition, if any. The tax treatment of capital gains and capital losses is discussed below under "Taxation of Capital Gains and Capital Losses".

Taxation of Capital Gains and Capital Losses

        Generally, one-half of any capital gain (a "taxable capital gain"), realized by a Resident Holder in a taxation year must be included in the Resident Holder's income for that year and one-half of any capital loss (an "allowable capital loss") realized by a Resident Holder in a taxation year must be deducted against taxable capital gains realized by the Resident Holder in the year. Allowable capital losses in excess of taxable capital gains realized in a particular taxation year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized by the Resident Holder in such years, to the extent and in the circumstances described in the Tax Act.

        The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition (or deemed disposition) of an Offered Share may be reduced by the amount of any dividends received (or deemed to be received) by the Resident Holder on such share (or a share substituted for such share) to the extent and under the circumstances described in the Tax Act. Similar rules may apply where an Offered Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary.

        A Resident Holder that is throughout the relevant taxation year a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable for a refundable tax on its "aggregate investment income", which is defined to include an amount in respect of taxable capital gains.

        Capital gains realized by an individual (other than certain trusts) may give rise to minimum tax.

Taxation of Non-Resident Holders

        This portion of the summary is applicable to a Holder who, at all relevant times, is neither resident in Canada nor deemed to be resident in Canada for purposes of the Tax Act and any applicable income tax treaty or convention, and who does not use or hold, (and is not deemed to use or hold) the Offered Shares in connection with carrying on a business in Canada (a "Non-Resident Holder").

        Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada. Such Non-Resident Holders should consult their own tax advisors with respect to an investment in Offered Shares.

Dividends on Offered Shares

        Dividends paid or credited (or deemed to be paid or credited) to a Non-Resident Holder by the Corporation will be subject to Canadian withholding tax at the rate of 25%, subject to a reduction of such rate under the terms of an applicable income tax treaty or convention. In general, in the case of a Non-Resident Holder who is a resident of the United States for purposes of the Canada-U.S. Tax Convention (1980), as amended (the "Treaty"), who is the beneficial owner of the dividend, and who qualifies for full benefits of the Treaty, the rate of such withholding tax will be reduced to 15%. Non-Resident Holders are urged to consult their own advisors to determine their entitlement to relief under an applicable income tax treaty or convention.

Disposition of Offered Shares

        A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of an Offered Share unless the Offered Share constitutes (or is deemed to constitute) "taxable Canadian property" of such Non-Resident Holder for purposes of the Tax Act, and the gain is not exempt from tax pursuant to the terms of an applicable income tax treaty or convention.

        Provided the Offered Shares are listed on a "designated stock exchange" as defined in the Tax Act (which currently includes the TSX and NYSE) at the time of disposition, the Offered Shares generally will not constitute taxable Canadian property of a Non-Resident Holder unless, at any time during the 60-month period immediately preceding the disposition, (i) at least 25% of the issued shares of any class or series of the capital stock of the Corporation were owned by or belonged to any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm's length, and (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; and (ii) more than 50% of the fair market value of such shares was derived, directly or indirectly, from any combination of real or immovable property situated in Canada, "Canadian resource property" (as defined in the Tax Act), "timber resource property" (as defined in the Tax Act), or options in respect of, interests in, or for civil law rights in such properties, whether or not such property exists. Notwithstanding the foregoing, Offered Shares may be deemed to be taxable Canadian property in certain circumstances specified in the Tax Act.

        If the Offered Shares are taxable Canadian property of a Non-Resident Holder, any capital gain realized on the disposition or deemed disposition of such Offered Shares may not be subject to tax under the Tax Act pursuant to the terms of an applicable income tax treaty or convention. Non-Resident Holders whose Offered Shares constitute taxable Canadian property should consult their own tax advisors.

 CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

        The following is a general summary of certain anticipated material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership and disposition of Common Shares acquired pursuant to the Offering.

        This summary is for general information purposes only and does not purport to be a complete analysis of all potential U.S. federal income tax consequences that may apply to a U.S. Holder arising from and relating to the acquisition, ownership and disposition of Common Shares. This summary only applies to "U.S. Holders" that hold the Common Shares as "capital assets" within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the "Code") (generally, property held for investment) and that do not own and are not treated as owning (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of all outstanding shares of the Corporation. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. This summary does not address estate or gift, any U.S. federal tax consequences other than income, or any U.S. state and local, or non-U.S. tax consequences to U.S. Holders of the acquisition, ownership and disposition of Common Shares. Each U.S. Holder of Common Shares is urged to consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Common Shares.

        The Corporation has not requested, and will not request, a ruling from the U.S. Internal Revenue Service (the "IRS") regarding the U.S. federal income tax consequences of the acquisition, ownership and disposition of Common Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

        The following discussion is not intended to be, nor should it be construed as, legal or tax advice to any holder or prospective holder of Common Shares and no opinion or representation with respect to the U.S. federal income tax consequences to any such holder or prospective holder is made.

        This summary is based on the Code, U.S. Treasury Regulations (whether final, temporary, or proposed) ("Treasury Regulations"), published administrative positions of the IRS, the Treaty, and U.S. court decisions that are applicable and, in each case, as in effect and available as of the date of this Prospectus Supplement. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis, which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

        This summary does not address the U.S. federal income tax consequences of the acquisition, ownership and disposition of Common Shares to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the U.S. Holders that: (a) are tax-exempt entities; (b) are banks, financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) are partnerships or their partners; (d) are dealers or traders in securities or currencies; (e) are traders in securities that elect to apply a mark-to-market accounting method; (f) have a "functional currency" other than the U.S. dollar; (g) own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated security transaction for U.S. federal income tax purposes; (h) acquired Common Shares in connection with the exercise or cancellation of employee stock options or otherwise as compensation for services; (i) U.S. Holders that are U.S. expatriates; (j) are subject to the alternative minimum tax; or (k) are required to accelerate the recognition of any item of gross income as a result of such income being recognized on an applicable financial statement. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, are urged to consult their own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Common Shares.

        For purposes of this summary, the term "U.S. Holder" means a beneficial owner of Common Shares that is: (i) an individual who is a citizen or resident of the United States as determined for U.S. federal income tax purposes, (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created in or organized under the law of the United States, any State thereof, or the District of Columbia, (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or (B) that has validly elected to be subject to tax as a U.S. person under the Code and applicable Treasury Regulations.

        If an entity or arrangement that is classified as a partnership (or other "pass-through" entity) for U.S. federal income tax purposes holds or is the beneficial owner of Common Shares, the U.S. federal income tax consequences to such entity and the partners (or other owners) of such entity generally will depend on the activities of the entity and the status of such partners (or owners). This summary does not address the tax consequences to any such entity or owner. Partners (or other owners) of entities or arrangements that are classified as partnerships or as "pass-through" entities for U.S. federal income tax purposes are urged to consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership and disposition of Common Shares.

Ownership and Disposition of Common Shares

        The following discussion is subject to the rules described below under the heading "Passive Foreign Investment Company Rules."

Distributions on Common Shares

        A U.S. Holder that receives a distribution with respect to a Common Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for the amount of any Canadian income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of the Corporation, as calculated for U.S. federal income tax purposes. Such amount will be includable in gross income by a U.S. Holder as ordinary income on the date that the U.S. Holder actually or constructively receives the distribution in accordance with its regular method of accounting for U.S. federal income tax purposes. The amount of any distribution made by the Corporation in property other than cash will be the fair market value of such property on the date of the distribution. See "Foreign Tax Credits" below for a discussion of the availability of any foreign tax credits related to Canadian taxes withheld.

        To the extent that a distribution exceeds the current and accumulated "earnings and profits" of the Corporation, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's adjusted tax basis in the Common Shares, causing a reduction in the U.S. Holder's adjusted tax basis in the Common Shares held by such U.S. Holder (thereby increasing the amount of gain, or decreasing amount of loss, to be recognized by such U.S. Holder upon a subsequent disposition of such Common Shares), with any amount that exceeds the adjusted tax basis being treated as a capital gain recognized on a sale, exchange or other taxable disposition of such Common Shares. See "Sale or Other Taxable Disposition of Common Shares" below. However, the Corporation does not intend to maintain calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Corporation with respect to Common Shares will be treated as a dividend for U.S. federal income tax purposes. In the case of a U.S. Holder that is a corporation, dividends paid on the common shares generally will not be eligible for the "dividends received deduction." The dividend rules are complex, and each U.S. Holder are urged to consult its own tax advisor regarding the application of such rules.

        Subject to applicable exceptions with respect to short-term and hedged positions, dividends received by non-corporate U.S. Holders from a "qualified foreign corporation" will be eligible for reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that the U.S. Treasury Department determines to be satisfactory for these purposes and that includes an exchange of information provision. The U.S. Treasury Department has determined that the Treaty meets these requirements, and the Corporation believes that it is eligible for the benefits of the Treaty. A foreign corporation is also treated as a qualified foreign corporation with respect to dividends paid by that corporation on ordinary shares that are readily tradeable on an established securities market in the United States. U.S. Treasury Department guidance indicates that the Common Shares are readily tradeable on an established securities market in the United States. However, there can be no assurance that the Common Shares will be considered readily tradeable on an established securities market in the United States in future years. If the Corporation is classified as a PFIC (as defined below) in the taxable year of distribution or in the preceding taxable year, then dividends received by U.S. Holders will not be qualified dividends. As discussed below in "Passive Foreign Investment Company Rules," although not free from doubt, the Corporation believes that it is not currently a PFIC and believes it was not a PFIC for its prior taxable year.

Sale, Exchange or Other Taxable Disposition of Common Shares

        A U.S. Holder generally will recognize gain or loss upon the sale, exchange or other taxable disposition of Common Shares in an amount equal to the difference between (i) the amount realized upon the sale, exchange or other taxable disposition and (ii) such U.S. Holder's adjusted tax basis in Common Shares. Such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if, on the date of the sale, exchange or other taxable disposition, the U.S. Holder has held the Common Shares for more than one year. Certain non-corporate U.S. Holders (including individuals) may qualify for preferential rates of U.S. federal income taxation in respect of long-term capital gains. The deductibility of capital losses is subject to limitations. Gain or loss, if any, that is realized upon a sale, exchange or other taxable disposition of Common Shares generally will be treated as income from sources within the United States for U.S. foreign tax credit limitation purposes.

Passive Foreign Investment Company Rules

        Special, generally unfavourable, U.S. federal income tax rules apply to U.S. persons owning stock of a Passive Foreign Investment Company ("PFIC"). A foreign corporation will be considered a PFIC for any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable "look through" rules, either (1) at least 75 percent of its gross income is "passive" income (the "income test") or (2) at least 50 percent of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income (the "asset test"). For this purpose, passive income generally includes, among other things, dividends, interest, certain rents and royalties, gains from the disposition of passive assets and certain net gains from commodities transactions. For purposes of determining whether a foreign corporation will be considered a PFIC, such foreign corporation will be treated as holding its proportionate share of the assets and receiving directly its proportionate share of the income of any other corporation in which it owns, directly or indirectly, at least 25 percent (by value) of the stock. PFIC status is fundamentally factual in nature. It generally cannot be determined until the close of the taxable year in question and is determined annually.

        Under certain attribution rules, if the Corporation were a PFIC, U.S. Holders would generally be deemed to own their proportionate share of the Corporation's direct or indirect equity interest in any company that is also a PFIC (a "Subsidiary PFIC"), and would be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC upon the sale of the Common Shares of the Corporation, as well as their proportionate share of (a) any "excess distributions" (as discussed below) on the stock of a Subsidiary PFIC and (b) any gain realized upon the disposition or deemed disposition of stock of a Subsidiary PFIC by the Corporation or by another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC.

        Although not free from doubt, the Corporation believes that it currently is not a PFIC and does not expect to be classified as a PFIC in the foreseeable future for U.S. federal income tax purposes. However, the determination of PFIC status for any year is very fact specific, being based on the types of income the Corporation earns and the types and value of the Corporation's assets from time to time, all of which are subject to change, as well as, in part, the application of complex U.S. federal income tax rules, which are subject to differing interpretations. As a result, there can be no assurance in this regard, and the IRS may challenge the Corporation's classification. Accordingly, it is possible that the Corporation may be classified as a PFIC in the current taxable year or in future years. If the Corporation is classified as a PFIC in any year during which a U.S. Holder holds Common Shares, the Corporation generally will continue to be treated as a PFIC as to such U.S. Holder in all succeeding years unless a U.S. Holder makes certain elections, for such year and all succeeding years during which such U.S. Holder holds Common Shares, regardless of whether the Corporation continues to meet the income or asset test discussed above.

        If the Corporation were classified as a PFIC for any taxable year during which a U.S. Holder holds Common Shares, such U.S. Holder would be subject to increased tax liability (generally including an interest charge) upon the sale or other disposition of Common Shares or upon the receipt of certain distributions treated as "excess distributions", regardless of whether such income was actually distributed. An excess distribution generally would be the portion of any distributions to a U.S. Holder with respect to Common Shares during a single taxable year that are in total greater than 125% of the average annual distributions received by such U.S. Holder with respect to Common Shares during the three preceding taxable years or, if shorter, during such U.S. Holder's holding period for such Common Shares. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the sale or other disposition of the Common Shares ratably over its holding period for Common Shares. Such amounts would be taxed as ordinary income at the highest applicable rate in effect for each taxable year of the holding period, and amounts allocated to prior taxable years would be subject to an interest charge at a rate applicable to underpayments of tax.

        If the Corporation is classified as a PFIC, certain elections could be available to mitigate such consequences. If the Common Shares are regularly traded on a registered national securities exchange or certain other exchanges or markets, then such Common Shares will constitute "marketable stock" for purposes of the PFIC rules. The Corporation expects that the Common Shares will constitute "marketable stock" for purposes of the PFIC rules. U.S. Holders that make a "mark-to-market election" with respect to such marketable stock would not be subject to the foregoing PFIC rules. After making such an election, a U.S. Holder generally would include as ordinary income each year during which the election is in effect and during which the Corporation is a PFIC the excess, if any, of the fair market value of Common Shares at the end of the taxable year over the U.S. Holder's adjusted tax basis in such Common Shares. These amounts of ordinary income would not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. A U.S. Holder with a mark-to-market election in effect also would be allowed to take an ordinary loss in respect of the excess, if any, of its adjusted tax basis in Common Shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income that was previously included as a result of the mark-to-market election). A U.S. Holder's tax basis in Common Shares would be adjusted to reflect any income or loss amounts resulting from a mark-to-market election. If made, a mark-to-market election would be effective for the taxable year for which the election was made and for all subsequent taxable years unless the Common Shares ceased to qualify as "marketable stock" for purposes of the PFIC rules or the IRS consented to the revocation of the election. However, the mark-to-market election will not be available with respect to any Subsidiary PFIC. Accordingly, U.S. Holders making a mark-to-market election would be subject to unfavorable tax consequences described above with respect to any Subsidiary PFIC. In the event that the Corporation is classified as a PFIC, U.S. Holders are urged to consult their own tax advisor regarding the availability of the mark-to-market election, and whether the election would be advisable in their particular circumstances.

        The PFIC tax rules outlined above also would not apply to a U.S. Holder that elected to treat the Corporation as a "qualified electing fund" (a "QEF"). An election to treat the Corporation as a QEF will not be available, however, if the Corporation does not provide the information necessary to make such an election. The Corporation does not intend to provide the information necessary to make a QEF election, and thus, a QEF election will not be available with respect to Common Shares.

        As discussed above in "Distributions", notwithstanding any election made with respect to the Common Shares, if the Corporation is a PFIC in either the taxable year of the distribution or the preceding taxable year, dividends received with respect to Common Shares will not qualify for reduced rates of taxation.

Additional Considerations

Tax on Passive Income

        U.S. Holders that are individuals, estates and trusts are required to pay a 3.8 percent additional tax on the lesser of (1) the U.S. Holder's "net investment income" for the relevant taxable year and (2) the excess of the U.S. Holder's modified adjusted gross income for the taxable year over a certain threshold. A U.S. Holder's "net investment income" generally includes, among other things, dividends and net gains from disposition of property (other than property held in the ordinary course of the conduct of a trade or business). Accordingly, dividends on and capital gain from the sale or other taxable disposition of the Common Shares may be subject to this additional tax. U.S. Holders are urged to consult their own tax advisors regarding the additional tax on passive income.

Receipt of Foreign Currency

        The gross amount of any payment in a currency other than U.S. dollars will be included by each U.S. Holder in income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such U.S. Holder actually or constructively receives the payment in accordance with its regular method of accounting for federal income tax purposes regardless of whether the payment is in fact converted into U.S. dollars at that time. If the foreign currency is converted into U.S. dollars on the date of the payment, the U.S. Holder should not be required to recognize any foreign currency gain or loss with respect to the receipt of foreign currency. If, instead, the foreign currency is converted at a later date, any currency gains or losses resulting from the conversion of the foreign currency will be treated as U.S. source ordinary income or loss. U.S. Holders are urged to consult their own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credits

        In general, any Canadian income tax imposed on dividend payments (whether directly or through withholding) in respect of Common Shares will be treated as a foreign income tax eligible for credit against a U.S. Holder's U.S. federal income tax liability (or, at a U.S. Holder's election, may, in certain circumstances, be deducted in computing taxable income). Dividends paid on Common Shares will be treated as foreign-source income, and generally will be treated as "passive category income" or "general category income" for U.S. foreign tax credit purposes. The Code applies various complex limitations on the amount of foreign taxes that may be claimed as a credit by U.S. taxpayers. Accordingly, U.S. Holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Disclosure Requirements for Specified Foreign Financial Assets

        Certain U.S. Holders that, during any taxable year, hold an interest in "specified foreign financial assets" with an aggregate value in excess of US$50,000 (and in some circumstances, a higher threshold), may be required to file an information report with respect to such assets with their tax returns. "Specified foreign financial assets" generally include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. U.S. Holders are urged to consult their own tax advisors regarding the application of the information reporting rules to the Common Shares and their particular situations.

Backup Withholding and Additional Information Reporting

        In general, dividends paid to a U.S. Holder in respect of Common Shares and the proceeds received by a U.S. Holder from the sale, exchange or other disposition of Common Shares within the United States or through certain U.S.-related financial intermediaries will be subject to U.S. information reporting rules, unless a U.S. Holder is a corporation or other exempt recipient and properly establishes such exemption. Backup withholding may apply to such payments if a U.S. Holder does not establish an exemption from backup withholding and fails to provide a correct taxpayer identification number and make any other required certifications.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against U.S. federal income tax liability, provided that the required information is timely furnished to the IRS. Each U.S. Holder is urged to consult its own tax advisor regarding the information reporting and backup withholding rules.

LEGAL MATTERS

        Certain legal matters relating to the Offering of the Offered Shares hereby will be passed upon on behalf of the Corporation by Cassels Brock & Blackwell LLP with respect to Canadian legal matters and by Paul, Weiss, Rifkind, Wharton & Garrison LLP with respect to United States legal matters. The Agents have been represented by Blake, Cassels & Graydon LLP with respect to Canadian legal matters and Shearman & Sterling LLP with respect to United States legal matters.

INTEREST OF EXPERTS

        The scientific and technical information for the Corporation's mineral projects on a property material to the Corporation contained in the Annual Information Form has been prepared in accordance with the exemption set forth in Section 9.2 of NI 43-101 and was sourced by the Corporation from the following SEDAR (www.sedar.com) and EDGAR (www.sec.gov) filed documents:

  1.
  Peñasquito mine — Newmont's Form 10-K filed with the SEC on February 20, 2020; and

  2.
  Salobo mine — the technical report filed by the Corporation on March 30, 2020 in accordance with NI 43-101 entitled "Salobo Copper-Gold Mine Carajás, Pará State, Brazil — Technical Report — Salobo III Expansion" with an effective date of December 31, 2019 (the "Salabo Report").

        A summary of the information sourced from the annual information form of Newmont is contained in the Annual Information Form under "Technical Information — Further Disclosure Regarding Mineral Projects on Material Properties — Peñasquito Mine, Mexico".

        The scientific and technical information for the Salobo mine was sourced by the Corporation from the Salobo Report and updated with information derived from the Salobo mine operations after the effective date of the Salobo Report. Neil Burns, P.Geo, Vice President, Technical Services, Wheaton, Chris Gauld, P.Geo., Principal Geologist, Resource Management, Vale Base Metals, Marcos Dias Alvim, P.Geo., FAusIMM(CP), Long Term Planning Manager, South Atlantic Operations, Vale Base Metals, and Maurice Tagami, P.Eng., Technical Ambassador, Wheaton, each of whom is a qualified person under NI 43-101, prepared the Salobo Report. A copy of the Salobo Report is available under Wheaton's profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and a summary of the Salobo Report is contained in the Annual Information Form under the heading "Technical Information — Further Disclosure Regarding Mineral Projects on Material Properties — Salobo Mine, Brazil".

        Neil Burns, M.Sc., P.Geo., Vice President, Technical Services, of the Corporation and Ryan Ulansky, M.A.Sc., P.Eng., Senior Director, Engineering, of the Corporation are the qualified persons as defined by NI 43-101 in connection with the mineral reserve and mineral resource estimates and the scientific and technical information, and have reviewed and approved the disclosure, for the Peñasquito mine and the Salobo mine contained in the Annual Information Form.

        The aforementioned firms or persons (including any designated professional of such firms or persons, as such term is defined in National Instrument 51-102 — Continuous Disclosure Obligations) held no securities of the Corporation or of any associate or affiliate of the Corporation when they prepared the reports, the mineral reserve estimates or the mineral resource estimates referred to above, or following the preparation of such reports or estimates and did not receive any direct or indirect interest in any securities of the Corporation or of any associate or affiliate of the Corporation in connection with the preparation of such reports or estimates, other than the authors of the Salobo Report and Ryan Ulansky, who together hold less than 1% of the Common Shares. None of the aforementioned persons are currently expected to be elected, appointed or employed as a director, officer or employee of the Corporation or of any associate or affiliate of the Corporation, other than Neil Burns, Ryan Ulansky and Maurice Tagami who are employees of the Corporation.

        Deloitte LLP is the independent registered public accounting firm of the Corporation and is independent of the Corporation within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia and within the meaning of the U.S. Securities Act and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States). The financial statements incorporated herein by reference and the effectiveness of the Corporation's internal control over financial reporting have been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        As of the date hereof, Cassels Brock & Blackwell LLP, and its partners and associates, and Blake, Cassels & Graydon LLP, and its partners and associates, beneficially own, directly or indirectly, in their respective groups, less than 1% of any class of outstanding securities of the Corporation.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

        The Corporation is an Ontario corporation and its principal place of business is in Canada. The majority of the directors and officers of the Corporation are resident outside of the United States and a substantial portion of its assets and the assets of such persons are located outside of the United States. Consequently, it may be difficult for United States investors to effect service of process within the United States on the Corporation or its directors or officers, or to realize in the United States on judgments of courts of the United States predicated on civil liabilities under the U.S. Securities Act. Investors should not assume that Canadian courts would enforce judgments of United States courts obtained in actions against the Corporation or such persons predicated on the civil liability provisions of the United States federal securities laws or the securities or "blue sky" laws of any state within the United States or would enforce, in original actions, liabilities against the Corporation or such persons predicated on the United States federal securities or any such state securities or "blue sky" laws. The Corporation has been advised by its Canadian counsel, Cassels Brock & Blackwell LLP, that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. The Corporation cannot provide assurance that this will be the case. It is less certain that an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

        The Corporation filed with the SEC, concurrently with the Registration Statement on Form F-10 of which this prospectus supplement is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Corporation appointed Puglisi & Associates as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Corporation in a United States court, arising out of or related to or concerning the offering of securities under this prospectus supplement.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	May 3, 2019

US$2,000,000,000
 Common Shares
Preferred Shares
Debt Securities
Subscription Receipts
Units
Warrants

Wheaton Precious Metals Corp. ("Wheaton" or the "Corporation") may offer and sell from time to time common shares (the "Common Shares"), preferred shares (the "Preferred Shares"), debt securities (the "Debt Securities"), subscription receipts (the "Subscription Receipts"), units (the "Units") and warrants (the "Warrants") (all of the foregoing, collectively, the "Securities") or any combination thereof in one or more series or issuances up to an aggregate total offering price of US$2,000,000,000 (or the equivalent thereof in other currencies) during the 25 month period that this short form base shelf prospectus (the "Prospectus"), including any amendments thereto, remains effective. The Securities may be offered separately or together or in any combination, and as separate series, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying shelf prospectus supplement (a "Prospectus Supplement").

Wheaton is permitted, under a multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States, to prepare this Prospectus in accordance with Canadian disclosure requirements. Prospective investors in the United States should be aware that such requirements are different from those of the United States. Wheaton prepares its financial statements, which are incorporated by reference herein, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS") and thus may not be comparable to financial statements of United States companies.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Corporation is incorporated under the laws of Ontario, Canada, that some or all of its officers and directors may be residents of a foreign country, that some or all of the experts named in this Prospectus may be, and the underwriters, dealers or agents named in any Prospectus Supplement may be, residents of a foreign country, and a substantial portion of the assets of the Corporation and said persons may be located outside of the United States. See "Enforceability of Certain Civil Liabilities".

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC") NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Prospective investors should be aware that the acquisition of the Securities may have tax consequences in Canada and the United States. Such consequences may not be described fully herein or in any applicable Prospectus Supplement. Prospective investors should read the tax discussion contained in this Prospectus under the heading "Certain Federal Income Tax Considerations" as well as the tax discussion contained in the applicable Prospectus Supplement with respect to a particular offering of Securities.

Wheaton will provide the specific terms of any offering of Securities, including the specific terms of the Securities with respect to a particular offering and the terms of such offering, in one or more Prospectus Supplements. All applicable information permitted under applicable laws to be omitted from this Prospectus that has been omitted will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains. Prospective investors should read this Prospectus and any applicable Prospectus Supplement carefully before investing in any Securities issued pursuant to this Prospectus.

No underwriter has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

This Prospectus constitutes a public offering of these Securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such Securities. The Corporation may offer and sell Securities to, or through, underwriters or dealers and may also offer and sell certain Securities directly to other purchasers or through agents pursuant to exemptions from registration or qualification under applicable securities laws. A Prospectus Supplement relating to each issue of Securities offered pursuant to this Prospectus will set forth the names of any underwriters, dealers or agents involved in the offering and sale of such Securities and will set forth the terms of the offering of such Securities, the method of distribution of such Securities including, to the extent applicable, the proceeds to the Corporation, if any, and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution.

In connection with any offering of Securities, except as otherwise set out in a Prospectus Supplement relating to a particular offering of Securities, the underwriters or dealers may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. However, no underwriter or dealer involved in an "at-the-market distribution", as defined in National Instrument 44-102 — Shelf Distributions ("NI 44-102"), no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer will over-allot Securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities. See "Plan of Distribution".

The outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange (the "TSX") and are listed on the New York Stock Exchange (the "NYSE") under the symbol "WPM". On May 2, 2019, the last trading day prior to the date of this Prospectus, the closing price of the Common Shares on the TSX was C$27.88 and on the NYSE was US$20.68. Unless otherwise specified in the applicable Prospectus Supplement, the Preferred Shares, Debt Securities, Subscription Receipts, Units and Warrants will not be listed on any securities exchange. Consequently, unless otherwise specified in the applicable Prospectus Supplement, there is no market through which such Securities may be sold and purchasers may not be able to resell any such Securities purchased under this Prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation.

The Corporation's head office is located at Suite 3500 — 1021 West Hastings Street, Vancouver, British Columbia, V6E 0C3 and its registered office is located at Suite 2100, 40 King Street West, Toronto, Ontario, M5H 3C2.

Eduardo Luna and Charles Jeannes, each being a director of the Corporation, reside outside Canada. Mr. Luna and Mr. Jeannes have each appointed Cassels Brock & Blackwell LLP, Suite 2100, 40 King Street West, Toronto, Ontario M5H 3C2, as his agent for service of process in Canada. Prospective investors are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

Investing in the Securities involves significant risks. The risks outlined in this Prospectus and in the documents incorporated by reference herein, including the applicable Prospectus Supplement, should be carefully reviewed and considered by prospective investors in connection with any investment in Securities. See "Cautionary Note Regarding Forward-Looking Information" and "Risk Factors".

Wheaton has filed an undertaking with each of the securities regulatory authorities in each of the provinces of Canada that it will not distribute Securities that, at the time of distribution, are novel specified derivatives or novel asset-backed securities, without first pre-clearing with the applicable regulator, the disclosure to be contained in the Prospectus Supplement pertaining to the distribution of such Securities.

All dollar amounts in this Prospectus are in United States dollars, unless otherwise indicated. See "Currency Presentation and Exchange Rate Information". Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to such Securities will be included in the Prospectus Supplement describing such Securities.

ABOUT THIS PROSPECTUS

        Unless the context otherwise requires, all references to Wheaton or the Corporation include direct and indirect subsidiaries of Wheaton Precious Metals Corp. Wheaton is a registered trademark of Wheaton Precious Metals Corp. in Canada, the United States and certain other jurisdictions.

        Readers should rely only on the information contained or incorporated by reference in this Prospectus and any applicable Prospectus Supplement. The Corporation has not authorized anyone to provide readers with different information. The Corporation is not making an offer to sell or seeking an offer to buy the Securities in any jurisdiction where the offer or sale is not permitted. Readers should not assume that the information contained in this Prospectus and any applicable Prospectus Supplement is accurate as of any date other than the date on the front of such documents, regardless of the time of delivery of this Prospectus and any applicable Prospectus Supplement or of any sale of the Securities. Information contained on the Corporation's website should not be deemed to be a part of this Prospectus or incorporated by reference herein and should not be relied upon by prospective investors for the purpose of determining whether to invest in the Securities.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

        The information included and incorporated by reference herein contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements"). Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to:

  •
  estimated future production as a result of the Salobo III copper project, a brownfield expansion, which if completed as proposed by Vale S.A. ("Vale"), would increase processing throughput capacity from 24 million tonnes per annum to 36 million tonnes per annum once fully ramped up (the "Salobo Expansion");

  •
  the construction timeline, including completion, of the mine expansion, including the underground mines, at Voisey's Bay mine, located in Newfoundland and Labrador ("Voisey's Bay mine") by Vale and the commencement and timing of delivery of cobalt by Vale under the cobalt purchase agreement relating to the Voisey's Bay mine (the "Voisey's Bay PMPA");

  •
  the effect of the Servicio de Administración Tributaria ("SAT") legal claim on the business, financial condition, results of operations and cash flows for 2010-2014 and 2015-2019 in respect of the San Dimas mine located in Mexico (the "San Dimas mine");

  •
  the impact of counterparties experiencing financial, operational or other difficulties, including insolvency, in connection with the January 25, 2019 significant breach and failure of a retaining dam around the tailings disposal area, which was reported to be associated with significant injury, loss of life and property damage at Vale's mining operations in Brumadinho, Minas Gerais (the "Brumadinho Incident") or the strike called by the Association of Mineworkers and Construction Union ("AMCU") on November 21, 2018 with regards to the South African gold operations of Sibanye Gold Limited ("Sibanye-Stillwater"), or for any other reason;

  •
  the repayment of the subordinated secured convertible term debt loan agreement (the "Kutcho Convertible Note") effective December 14, 2017, issued in exchange for the Corporation, as lender, advancing US$16 million (C$20 million) to Kutcho Copper Corp. (formerly Desert Star Resources Ltd.) ("Kutcho");

  •
  the ability of Barrick Gold Corporation to advance the Pascua-Lama project, located on the border of Chile and Argentina;

  •
  future payments by Wheaton in accordance with precious metal purchase agreements, including any acceleration of payments, expansion payments, estimated throughput and exploration potential;

  •
  projected changes to Wheaton's production mix;

  •
  anticipated increases in total throughput;

  •
  the estimated future production, including projected increases to Wheaton's production and cash flow profile;

  •
  the future price of commodities;

  •
  the estimation of mineral reserves and mineral resources;

  •
  the realization of mineral reserve and mineral resource estimates;

  •
  the timing and amount of estimated future production (including 2019 and average attributable annual production over the next five years);

  •
  the costs of future production;

  •
  reserve determination;

  •
  estimated reserve conversion rates and produced but not yet delivered ounces;

  •
  any statements as to future dividends, the ability to fund outstanding commitments and the ability to continue to acquire accretive mineral stream interests;

  •
  confidence in the Corporation's business structure;

  •
  the Corporation's estimation of the cash taxes payable in respect of the 2005 to 2010 taxation years as a result of the settlement with the Canada Revenue Agency ("CRA") reached on December 13, 2018, which provides for a final resolution of the Corporation's tax appeal in connection with the reassessment of the 2005 to 2010 taxation years under transfer pricing rules related to the income generated by the Corporation's foreign subsidiaries outside of Canada (the "CRA Settlement");

  •
  the Corporation's assessment of the impact of the CRA Settlement for years subsequent to 2010;

  •
  possible audits for taxation years subsequent to 2015;

  •
  the Corporation's assessment of the impact of any tax reassessments;

  •
  the Corporation's intention to file future tax returns in a manner consistent with the CRA Settlement; and

  •
  assessments of the impact and resolution of various legal and tax matters, including but not limited to outstanding class actions and audits.

        Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "projects", "intends", "anticipates" or "does not anticipate", or "believes", "potential", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved".

        Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Corporation to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:

  •
  Vale is unable to produce the estimated future production in connection with the Salobo Expansion;

  •
  Vale does not meet the construction timeline, including anticipated completion, of the mine expansion, including the underground mines, at Voisey's Bay or Vale is unable to commence, or the timing of delivery of cobalt by Vale is delayed or deferred under the Voisey's Bay PMPA;

  •
  Wheaton is unable to sell its cobalt production delivered under the Voisey's Bay PMPA at acceptable prices or at all or there is a decrease in demand for cobalt, the decrease in uses for cobalt or the discovery of new supplies of cobalt, any or all of which could result in a decrease to the price of cobalt or a decrease in the ability to sell cobalt;

  •
  First Majestic Silver Corp. being able to defend the validity of the Advance Pricing Agreement issued by SAT in 2012, is unable to pay taxes in Mexico based on realized silver prices or the SAT proceedings or actions otherwise having an adverse impact on the business, financial condition or results of operation in respect of the San Dimas mine;

  •
  Vale not being able to meet its obligations under any of Wheaton's precious metals purchase agreements with Vale as a result of Vale experiencing financial, operational or other difficulties, including insolvency, in connection with the Brumadinho Incident or for any other reason;

  •
  Sibanye-Stillwater experiences financial, operational or other difficulties, including insolvency, and is not able to meet its obligations under the precious metal purchase agreement relating to the Stillwater mines located in Montana, United States, as a result of not being able to obtain a satisfactory resolution of the AMCU unionized employee strike within a reasonable period of time;

  •
  Kutcho not being able to make payments under the Kutcho Convertible Note;

  •
  that each party does not satisfy its obligations in accordance with the terms of the precious metal purchase agreements;

  •
  risks related to the satisfaction of each party's obligations in accordance with the terms of the Corporation's precious metal purchase agreements, including the ability of the companies with which the Corporation has precious metal purchase agreements to perform their obligations under those precious metal purchase agreements in the event of a material adverse effect on the results of operations, financial condition, cash flows or business of such companies, any acceleration of payments, estimated throughput and exploration potential;

  •
  fluctuations in the price of commodities;

  •
  risks related to the mineral stream interests, the other gold interests, the other silver interests and the early deposit mineral stream interests currently owned by the Corporation (the "Mining Operations") including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, environmental, economic and political risks of the jurisdictions in which the Mining Operations are located, and changes in project parameters as plans continue to be refined;

  •
  absence of control over the Mining Operations and having to rely on the accuracy of the public disclosure and other information Wheaton receives from the owners and operators of the Mining Operations as the basis for its analyses, forecasts and assessments relating to its own business;

  •
  differences in the interpretation or application of tax laws and regulations or accounting policies and rules;

  •
  Wheaton's interpretation of, or compliance with, tax laws and regulations or accounting policies and rules, being found to be incorrect or the tax impact to the Corporation's business operations being materially different than currently contemplated;

  •
  any challenge by the CRA of the Corporation's tax filings being successful and the potential negative impact to the Corporation's previous and future tax filings;

  •
  any reassessment of the Corporation's tax filings and the continuation or timing of any such process being outside the Corporation's control;

  •
  any requirement to pay reassessed tax, and the amount of any tax, interest and penalties that may be payable changing due to currency fluctuations;

  •
  risks in estimating cash taxes payable in respect of the 2005 to 2010 taxation years and assessing the impact of the CRA Settlement for years subsequent to 2010, including whether there will be any material change in the Corporation's facts or change in law or jurisprudence;

  •
  credit and liquidity risks;

  •
  indebtedness and guarantees risks;

  •
  mine operator concentration risks;

  •
  hedging risk;

  •
  competition in the streaming industry;

  •
  risks related to Wheaton's acquisition strategy;

  •
  risks related to the market price of the Common Shares;

  •
  equity price risks related to Wheaton's holding of long-term investments in other companies;

  •
  risks related to interest rates;

  •
  risks related to the declaration, timing and payment of dividends;

  •
  the ability of Wheaton and the Mining Operations to retain key management employees or procure the services of skilled and experienced personnel;

  •
  litigation risk associated with outstanding legal matters;

  •
  risks related to claims and legal proceedings against Wheaton or the Mining Operations;

  •
  risks relating to activist shareholders;

  •
  risks relating to reputational damage;

  •
  risks relating to unknown defects and impairments;

  •
  risks relating to security over underlying assets;

  •
  risks related to ensuring the security and safety of information systems, including cyber security risks;

  •
  risks related to the adequacy of internal control over financial reporting;

  •
  risks related to fluctuations in commodity prices of metals produced from the Mining Operations other than precious metals or cobalt;

  •
  risks related to governmental regulations;

  •
  risks related to international operations of Wheaton and the Mining Operations;

  •
  risks relating to exploration, development and operations at the Mining Operations;

  •
  risks related to environmental regulations and climate change;

  •
  the ability of Wheaton and the Mining Operations to obtain and maintain necessary licenses, permits, approvals and rulings;

  •
  the ability of Wheaton and the Mining Operations to comply with applicable laws, regulations and permitting requirements;

  •
  lack of suitable infrastructure and employees to support the Mining Operations;

  •
  uncertainty in the accuracy of mineral reserve and mineral resource estimates;

  •
  inability to replace and expand mineral reserves;

  •
  risks relating to production estimates from Mining Operations, including anticipated timing of the commencement of production by certain Mining Operations;

  •
  uncertainties related to title and indigenous rights with respect to the mineral properties of the Mining Operations;

  •
  the ability of Wheaton and the Mining Operations to obtain adequate financing;

  •
  the ability of the Mining Operations to complete permitting, construction, development and expansion;

  •
  challenges related to global financial conditions;

  •
  risks relating to future sales or the issuance of equity securities; and

  •
  other risks disclosed under the heading "Risk Factors" in this Prospectus and in the documents incorporated by reference herein.

        Forward-looking statements are based on assumptions management currently believes to be reasonable including, but not limited to:

  •
  Vale is able to produce the estimated future production as a result of the Salobo Expansion;

  •
  Vale is able to meet the construction timeline, including anticipated completion, of the mine expansion, including the underground mines, at Voisey's Bay and Vale is able to commence and meet its timing for delivery of cobalt under the Voisey's Bay PMPA;

  •
  Wheaton is able to sell cobalt production delivered under the Voisey's Bay PMPA at acceptable prices and the demand and uses for cobalt will not significantly decrease and the supply of cobalt will not significantly increase;

  •
  Vale is able to meet its obligations under Wheaton's precious metal purchase agreements with Vale;

  •
  Sibanye-Stillwater is able to obtain a satisfactory resolution of the AMCU unionized employee strike within a reasonable period of time;

  •
  that Kutcho will make all required payments and not be in default under the Kutcho Convertible Note;

  •
  that Wheaton will be able to terminate the precious metal purchase agreement for the Pascua-Lama project in accordance with its terms;

  •
  that each party will satisfy their obligations in accordance with the precious metal purchase agreements;

  •
  that there will be no material adverse change in the market price of commodities;

  •
  that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates;

  •
  that Wheaton will continue to be able to fund or obtain funding for outstanding commitments;

  •
  that Wheaton will be able to source and obtain accretive mineral stream interests;

  •
  expectations regarding the resolution of legal and tax matters, including the ongoing class action litigation and CRA audits involving the Corporation;

  •
  that Wheaton will be successful in challenging any reassessment by the CRA;

  •
  that Wheaton has properly considered the application of Canadian tax law to its structure and operations;

  •
  that Wheaton has filed its tax returns and paid applicable taxes in compliance with Canadian tax law;

  •
  that Wheaton's ability to enter into new precious metal purchase agreements will not be impacted by any CRA reassessment;

  •
  that expectations and assumptions concerning prevailing tax laws and the potential amount that could be reassessed as additional tax, penalties and interest by the CRA will be met;

  •
  that Wheaton's estimation of cash taxes payable in respect of the 2005 to 2010 taxation years as a result of the CRA Settlement and the Corporation's assessment of the impact of the CRA Settlement for years subsequent to 2010 are accurate, including the Corporation's assessment that there will be no material change in the Corporation's facts or change in law or jurisprudence for years subsequent to 2010;

  •
  the estimate of the recoverable amount for any precious metal purchase agreement with an indicator of impairment; and

  •
  such other assumptions and factors as set out herein.

        Although the Corporation has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Corporation. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included and incorporated by reference in this Prospectus are for the purpose of providing investors with information to assist them in understanding the Corporation's expected financial and operational performance and may not be appropriate for other purposes. Any forward-looking statement speaks only as of the date on which it is made. The Corporation does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

AVAILABLE INFORMATION

        The Corporation is subject to the informational requirements of the United States Securities Exchange Act of 1934 (the "Exchange Act") and applicable Canadian requirements and, in accordance therewith, files reports and other information with the SEC and with securities regulatory authorities in Canada. Under the multijurisdictional disclosure system adopted by the United States and Canada, such reports and other information may be prepared in accordance with Canadian disclosure requirements, which requirements are different from those of the United States. As a foreign private issuer, the Corporation is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and the Corporation's officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Reports and other information filed by the Corporation with, or furnished to, the SEC are available on the SEC's Electronic Data Gathering, Analysis and Retrieval system ("EDGAR"), accessible at the SEC's website: www.sec.gov.

        The Corporation has filed with the SEC a registration statement (the "Registration Statement") on Form F-10 under the U.S. Securities Act of 1933, as amended (the "Securities Act") with respect to the Securities. This Prospectus, including the documents incorporated by reference herein, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. For further information with respect to the Corporation and the Securities, reference is made to the Registration Statement and the exhibits thereto. Statements contained in this Prospectus, including the documents incorporated by reference herein, as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference. The Registration Statement can be found on EDGAR at the SEC's website: www.sec.gov.

CAUTIONARY NOTE TO UNITED STATES INVESTORS REGARDING PRESENTATION OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

        This Prospectus, including the documents incorporated by reference herein, has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms defined in accordance with Canadian National Instrument 43-101 — Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in Industry Guide 7 ("SEC Industry Guide 7") under the Securities Act. Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Also, under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

        In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

        Accordingly, information contained in this Prospectus and the documents incorporated by reference herein that describes the Corporation's mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

        See "Description of the Business — Technical Information" in the Annual Information Form (as defined herein), which is incorporated by reference herein, for a description of certain of the mining terms used in this Prospectus and the documents incorporated by reference herein.

FINANCIAL INFORMATION

        Unless otherwise indicated, all financial information included and incorporated by reference in this Prospectus is determined using IFRS, which differs from United States generally accepted accounting principles.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

        The financial statements of the Corporation incorporated by reference in this Prospectus are reported in United States dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars and are referred to as "United States dollars" or "US$". Canadian dollars are referred to as "Canadian dollars" or "C$".

        The high, low and closing rates for Canadian dollars in terms of the United States dollar for each of the periods indicated, as quoted by the Bank of Canada, were as follows:

	Year ended December 31
	2018		2017
High	C$	1.3642	C$	1.3743
Low	C$	1.2288	C$	1.2128
Rate at end of Period	C$	1.3642	C$	1.2545

        On May 2, 2019, the Bank of Canada daily exchange rate was US$1.00 = C$1.3462.

DOCUMENTS INCORPORATED BY REFERENCE

        Information has been incorporated by reference in this Prospectus from documents filed with the securities commissions or similar authorities in each of the provinces of Canada and filed with, or furnished to, the SEC. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Corporation at Suite 3500 – 1021 West Hastings Street, Vancouver, British Columbia, V6E 0C3, telephone (604) 684-9648, and are also available electronically at www.sedar.com or in the United States through EDGAR at the website of the SEC at www.sec.gov. The filings of the Corporation through the System for Electronic Document Analysis and Retrieval ("SEDAR") and EDGAR are not incorporated by reference in this Prospectus except as specifically set out herein.

        The following documents, filed by the Corporation with the securities commissions or similar authorities in each of the provinces of Canada, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

  (a)
  the annual information form (the "Annual Information Form") of the Corporation for the year ended December 31, 2018 dated April 1, 2019;

  (b)
  the audited consolidated financial statements of the Corporation as at and for the years ended December 31, 2018 and 2017, together with the independent registered public accounting firm's report thereon and the notes thereto (the "Annual Financial Statements");

  (c)
  management's discussion and analysis of the Corporation for the year ended December 31, 2018; and

  (d)
  the management information circular of the Corporation dated March 22, 2019 prepared in connection with the annual and special meeting of shareholders of the Corporation to be held on May 9, 2019.

        Any document of the type referred to in section 11.1 of Form 44-101F1 of National Instrument 44-101 — Short Form Prospectus Distributions filed by the Corporation with the securities commissions or similar regulatory authorities in the applicable provinces of Canada after the date of this Prospectus and prior to the date that is 25 months from the date hereof shall be deemed to be incorporated by reference in this Prospectus. In addition, any document filed by the Corporation with, or furnished by the Corporation to, the SEC pursuant to the Exchange Act, subsequent to the date of this Prospectus and prior to the date that is 25 months from the date hereof shall be deemed to be incorporated by reference into the registration statement of which this Prospectus forms a part (in the case of any Report on Form 6-K, if and to the extent provided in such report). To the extent that any document or information incorporated by reference into this Prospectus is included in a report that is filed with or furnished to the SEC, such document or information shall also be deemed to be incorporated by reference as an exhibit to the Registration Statement of which this Prospectus forms a part.

        Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein modifies, replaces or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

        A Prospectus Supplement containing the specific terms of an offering of Securities will be delivered to purchasers of such Securities together with this Prospectus and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement, but only for the purposes of the offering of Securities covered by that Prospectus Supplement.

        Upon a new annual information form and the related annual financial statements being filed by the Corporation with the applicable securities commissions or similar regulatory authorities during the currency of this Prospectus, the previous annual information form, the previous annual financial statements and all interim financial statements (and related management's discussion and analysis in the interim reports for such periods), material change reports and management information circulars filed prior to the commencement of the Corporation's financial year in which the new annual information form is filed shall be deemed no longer to be incorporated into this Prospectus for purposes of further offers and sales of Securities hereunder. Upon interim consolidated financial statements and the accompanying management's discussion and analysis being filed by the Corporation with the applicable securities regulatory authorities during the period that this Prospectus is effective, the previous interim consolidated financial statements and the accompanying management's discussion and analysis filed shall no longer be deemed to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. In addition, upon a new management information circular for the annual meeting of shareholders being filed by the Corporation with the applicable securities regulatory authorities during the period that this Prospectus is effective, the previous management information circular filed in respect of the prior annual meeting of shareholders shall no longer be deemed to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        The following documents have been, or will be, filed with the SEC as part of the Registration Statement of which this Prospectus forms a part: (1) the documents listed under "Documents Incorporated by Reference"; (2) the consent of Deloitte LLP; (3) the consent of Cassels Brock & Blackwell LLP; (4) powers of attorney from certain of the Corporation's directors and officers (included in the Registration Statement); (5) the consents of the "qualified persons" and other persons referred to in this Prospectus under "Interests of Experts"; and (6) the form of debt indenture. A copy of the form of warrant agreement, subscription receipt agreement, or statement of eligibility of trustee on Form T-1, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the Exchange Act.

THE CORPORATION

  General

        Wheaton is a mining company which generates its revenue primarily from the sale of precious metals. Wheaton enters into purchase agreements ("precious metal purchase agreements" or "PMPAs") to purchase all or a portion of the precious metals or cobalt production from mines located around the globe for an upfront payment and an additional payment upon the delivery of the precious metal. As of December 31, 2018, the Corporation has entered into 23 long-term precious metal purchase agreements (three of which are early deposit precious metal purchase agreements), with 17 different mining companies, for the purchase of precious metals and cobalt relating to 19 mining assets which are currently operating, 9 which are at various stages of development and 2 which have been placed in care and maintenance, located in 11 countries. Wheaton acquires metal production from the counterparties for an initial upfront payment plus an additional cash payment for each ounce or pound delivered which is fixed by contract, generally at or below the prevailing market price. The primary drivers of the Corporation's financial results are the volume of metal production at the various mines to which the precious metal purchase agreements relate and the price realized by Wheaton upon sale of the metals received. Attributable metal production as referred to in this Prospectus is the metal production to which Wheaton is entitled pursuant to the various precious metal purchase agreements.

        The Corporation is actively pursuing future growth opportunities, primarily by way of entering into additional long-term precious metal purchase agreements. There is no assurance, however, that any potential transaction will be successfully completed.

        For a further description of the business of the Corporation, see the sections entitled "Corporate Structure" and "Description of the Business" in the Annual Information Form.

CONSOLIDATED CAPITALIZATION

        There have been no material changes in the share and loan capital of the Corporation, on a consolidated basis, since the date of the Annual Financial Statements, which are incorporated by reference in this Prospectus.

        The applicable Prospectus Supplement will describe any material change, and the effect of such material change, on the Corporation's share and loan capitalization that will result from the issuance of Securities pursuant to such Prospectus Supplement.

USE OF PROCEEDS

        The net proceeds to Wheaton from any offering of Securities, the proposed use of those proceeds and the specific business objectives which the Corporation expects to accomplish with such proceeds will be set forth in the applicable Prospectus Supplement relating to that offering of Securities.

        There may be circumstances where, on the basis of results obtained or for other sound business reasons, a re-allocation of funds may be necessary or prudent. Accordingly, management will have broad discretion in the application of the proceeds of an offering of Securities. The actual amount that we spend in connection with each intended use of proceeds may vary significantly from the amounts specified in the applicable Prospectus Supplement and will depend on a number of factors, including those referred to under "Risk Factors" and any other factors set forth in the applicable Prospectus Supplement. The Corporation may invest funds which it does not immediately use. Such investments may include short-term marketable investment grade securities. The Corporation may, from time to time, issue securities (including debt securities) other than pursuant to this Prospectus. See "Risk Factors".

EARNINGS COVERAGE RATIO

        Earnings coverage ratios will be provided as required in the applicable Prospectus Supplement with respect to the issuance of Debt Securities pursuant to this Prospectus.

PLAN OF DISTRIBUTION

        The Corporation may, from time to time, during the 25-month period that this Prospectus remains valid, offer for sale and issue Securities. The Corporation may issue and sell up to US$2,000,000,000, in the aggregate, of Securities.

        The Corporation may offer and sell Securities directly to one or more purchasers, through agents, or through underwriters or dealers designated by us from time to time. Each Prospectus Supplement will set forth the terms of the offering, including the name or names of any underwriters, dealers or agents and any fees or compensation payable to them in connection with the offering and sale of a particular series or issue of Securities, the public offering price or prices of the Securities and the proceeds to the Corporation from the sale of the Securities.

        The Securities may be sold, from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices, including in transactions that are deemed to be "at-the-market distributions" as defined in NI 44-102, including sales made directly on the TSX, NYSE or other existing trading markets for the Securities. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with the offering of Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Corporation. We will obtain any requisite exemptive relief prior to conducting "at-the-market distributions".

        Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Corporation to indemnification by the Corporation against certain liabilities, including liabilities under the U.S. Securities Act and Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Corporation in the ordinary course of business.

        Agents, underwriters or dealers may make sales of Securities in privately negotiated transactions and/or any other method permitted by law, including sales deemed to be an "at-the-market distribution" as defined in NI 44-102 and subject to limitations imposed by, and the terms of any regulatory approvals required and obtained under, applicable Canadian securities laws which includes sales made directly on an existing trading market for the Common Shares, or sales made to or through a market maker other than on an exchange. In connection with any offering of Securities, other than an "at-the-market distribution", the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. No underwriter or dealer involved in an "at the market distribution", as defined in NI 44-102, no affiliate of such an underwriter or dealer and no person acting jointly or in concert with such an underwriter or dealer will over allot Securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities.

        The Corporation may authorize agents or underwriters to solicit offers by eligible institutions to purchase Securities at the public offering price set forth in the applicable Prospectus Supplement under delayed delivery contracts providing for payment and delivery on a specified date in the future. The conditions to these contracts and the commissions payable for solicitation of these contracts will be set forth in the applicable Prospectus Supplement.

        Each class or series of Securities, other than the Common Shares, will be a new issue of Securities with no established trading market. Subject to applicable laws, any underwriter may make a market in such Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. There may be limited liquidity in the trading market for any such Securities.

        Unless otherwise specified in the applicable Prospectus Supplement, the Corporation does not intend to list any of the Securities other than the Common Shares on any securities exchange. Unless otherwise specified in the applicable Prospectus Supplement, the Preferred Shares, Debt Securities, Subscription Receipts, Units and Warrants will not be listed on any securities exchange. Consequently, unless otherwise specified in the applicable Prospectus Supplement, there is no market through which the Preferred Shares, Debt Securities, Subscription Receipts, Units and Warrants may be sold and purchasers may not be able to resell any such Securities purchased under this Prospectus. This may affect the pricing of the Preferred Shares, Debt Securities, Subscription Receipts, Units and Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. No assurances can be given that a market for trading in Securities of any series or issue will develop or as to the liquidity of any such market, whether or not the Securities are listed on a securities exchange.

DESCRIPTION OF SECURITIES

Common Shares

        The authorized share capital of the Corporation consists of an unlimited number of Common Shares. As of the date of this Prospectus, there are an aggregate of 445,603,548 Common Shares issued and outstanding. In addition, as of the date of this Prospectus, there were 3,705,130 Common Shares issuable upon the exercise of outstanding stock options, 370,303 Common Shares issuable upon the vesting of restricted share units and 10,000,000 outstanding Warrants. The Common Shares may be offered separately or together with other Securities, as the case may be.

        Holders of Common Shares are entitled to receive notice of any meetings of shareholders of the Corporation, to attend and to cast one vote per Common Share at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election. In 2014, the Corporation adopted advance notice provisions for the nomination of directors which apply in circumstances where director nominations are made by shareholders of the Corporation, other than in connection with (i) the requisition of a shareholders' meeting, or (ii) a shareholder proposal, in each case made pursuant to the Business Corporations Act (Ontario). The advance notice provisions fix a deadline by which holders of record of Common Shares must submit director nominations to the Corporation prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Corporation.

        Holders of Common Shares are entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Corporation's Board of Directors at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of the Corporation, are entitled to receive on a pro rata basis the net assets of the Corporation after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of Common Shares with respect to dividends or liquidation. Although the articles of the Corporation provide for the potential issuance of Preferred Shares, there is currently no other series or class of shares outstanding which ranks senior in priority to the Common Shares. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions. The Common Shares do not carry any provisions permitting or restricting the issuance of additional securities or other material restrictions, nor do they contain any provisions requiring a securityholder to contribute additional capital.

Preferred Shares

        The authorized share capital of the Corporation consists of an unlimited number of Preferred Shares. As of the date of this Prospectus, there are no Preferred Shares issued and outstanding. The Preferred Shares may be offered separately or together with other Securities, as the case may be.

        The Preferred Shares may, at any time or from time to time, be issued in one or more series. The Corporation's Board of Directors shall fix before issue, the number of, the consideration per share of, the designation of, and the provisions attaching to the shares of each series. Except as required by law or as otherwise determined by the Corporation's Board of Directors in respect of a series of shares, the holder of a Preferred Share shall not be entitled to vote at meetings of shareholders. The Preferred Shares of each series rank on a priority with the Preferred Shares of every other series and are entitled to preference over the Common Shares and any other shares ranking subordinate to the Preferred Shares with respect to priority and payment of dividends and distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation. The Preferred Shares do not carry any provisions permitting or restricting the issuance of additional securities or other material restrictions, nor do they contain any provisions requiring a securityholder to contribute additional capital.

Debt Securities

        In this section describing the Debt Securities, the term "Corporation" refers only to Wheaton Precious Metals Corp. without any of its subsidiaries.

        As of the date of this Prospectus, there are no Debt Securities outstanding. The following description sets forth certain general terms and provisions of Debt Securities that may be issued hereunder and is not intended to be complete. The Debt Securities may be offered separately or together with other Securities, as the case may be. The specific terms of Debt Securities, including the extent to which the general terms described in this section apply to those Debt Securities, will be set forth in the applicable Prospectus Supplement.

        The Debt Securities will be issued in one or more series under an indenture (the "Indenture") to be entered into between the Corporation and one or more trustees (the "Trustee") that will be named in a Prospectus Supplement for a series of Debt Securities. To the extent applicable, the Indenture will be subject to and governed by the United States Trust Indenture Act of 1939, as amended. A copy of the form of the Indenture to be entered into has been filed with the SEC as an exhibit to the registration statement of which this Prospectus forms a part and will be filed with the securities commissions or similar authorities in each of the provinces of Canada when it is entered into. The description of certain provisions of the Indenture in this section do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the provisions of the Indenture. Terms used in this summary that are not otherwise defined herein have the meaning ascribed to them in the Indenture.

        The Corporation may issue Debt Securities and incur additional indebtedness other than through the offering of Debt Securities pursuant to this Prospectus.

General

        The Indenture does not limit the aggregate principal amount of Debt Securities which the Corporation may issue under the Indenture and does not limit the amount of other indebtedness that the Corporation may incur. The Indenture provides that the Corporation may issue Debt Securities from time to time in one or more series which may be denominated and payable in United States dollars, Canadian dollars or any other currency. Unless otherwise indicated in the applicable Prospectus Supplement, the Indenture also permits the Corporation, without the consent of the holders of any Debt Securities, to increase the principal amount of any series of Debt Securities the Corporation has previously issued under the Indenture and to issue such increased principal amount.

        The particular terms relating to Debt Securities offered by a Prospectus Supplement (the "Offered Securities") will be described in the related Prospectus Supplement. This description may include, but may not be limited to, any of the following, if applicable:

  •
  the specific designation of the Offered Securities; any limit on the aggregate principal amount of the Offered Securities; the date or dates, if any, on which the Offered Securities will mature and the portion (if less than all of the principal amount) of the Offered Securities to be payable upon declaration of acceleration of maturity;

  •
  the rate or rates (whether fixed or variable) at which the Offered Securities will bear interest, if any, the date or dates from which any such interest will accrue and on which any such interest will be payable and the record dates for any interest payable on the Offered Securities that are in registered form;

  •
  the terms and conditions under which the Corporation may be obligated to redeem, repay or purchase the Offered Securities pursuant to any sinking fund or analogous provisions or otherwise;

  •
  the terms and conditions upon which the Corporation may redeem the Offered Securities, in whole or in part, at its option;

  •
  the covenants applicable to the Offered Securities;

  •
  the terms and conditions for any conversion or exchange of the Offered Securities for any other securities;

  •
  whether the Offered Securities will be issuable in registered form or bearer form or both, and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the Offered Securities which are in bearer form and as to exchanges between registered form and bearer form;

  •
  whether the Offered Securities will be issuable in the form of registered global securities ("Global Securities"), and, if so, the identity of the depositary for such registered Global Securities;

  •
  the denominations in which registered Offered Securities will be issuable, if other than denominations of US$2,000 and integral multiples of US$1,000 and the denominations in which bearer Offered Securities will be issuable, if other than US$5,000;

  •
  each office or agency where payments on the Offered Securities will be made (if other than the offices or agencies described under the heading "Payment" below) and each office or agency where the Offered Securities may be presented for registration of transfer or exchange;

  •
  if other than United States dollars, the currency in which the Offered Securities are denominated or the currency in which the Corporation will make payments on the Offered Securities;

  •
  any index, formula or other method used to determine the amount of payments of principal of (and premium, if any) or interest, if any, on the Offered Securities; and

  •
  any other terms of the Offered Securities which apply solely to the Offered Securities, or terms described herein as generally applicable to the Debt Securities which are not to apply to the Offered Securities.

        Unless otherwise indicated in the applicable Prospectus Supplement:

  •
  holders may not tender Debt Securities to the Corporation for repurchase; and

  •
  the rate or rates of interest on the Debt Securities will not increase if the Corporation becomes involved in a highly leveraged transaction or the Corporation is acquired by another entity.

        The Corporation may issue Debt Securities under the Indenture bearing no interest or interest at a rate below the prevailing market rate at the time of issuance and, in such circumstances, the Corporation may offer and sell those Debt Securities at a discount below their stated principal amount. The Corporation will describe in the applicable Prospectus Supplement any Canadian and U.S. federal income tax consequences and other special considerations applicable to any discounted Debt Securities or other Debt Securities offered and sold at par which are treated as having been issued at a discount for Canadian and/or U.S. federal income tax purposes.

        Any Debt Securities issued by the Corporation will be direct, unconditional and unsecured obligations of the Corporation and will rank equally among themselves and with all of the Corporation's other unsecured, unsubordinated obligations, except to the extent prescribed by law. Debt Securities issued by the Corporation will be structurally subordinated to all existing and future liabilities, including trade payables and other indebtedness, of the Corporation's subsidiaries. The Corporation will agree to provide to the Trustee (i) annual reports containing audited financial statements and (ii) quarterly reports for the first three quarters of each fiscal year containing unaudited financial information.

Form, Denomination, Exchange and Transfer

        Unless otherwise indicated in the applicable Prospectus Supplement, the Corporation will issue Debt Securities only in fully registered form without coupons, and in denominations of US$2,000 and integral multiples of US$1,000. Debt Securities may be presented for exchange and registered Debt Securities may be presented for registration of transfer in the manner to be set forth in the Indenture and in the applicable Prospectus Supplement, without service charges. The Corporation may, however, require payment sufficient to cover any taxes or other governmental charges due in connection with the exchange or transfer. The Corporation will appoint the Trustee as security registrar. Bearer Debt Securities and the coupons applicable to bearer Debt Securities thereto will be transferable by delivery.

Payment

        Unless otherwise indicated in the applicable Prospectus Supplement, the Corporation will make payments on registered Debt Securities (other than Global Securities) at the office or agency of the Trustee, except that the Corporation may choose to pay interest (a) by check mailed to the address of the person entitled to such payment as specified in the security register, or (b) by wire transfer to an account maintained by the person entitled to such payment as specified in the security register. Unless otherwise indicated in the applicable Prospectus Supplement, the Corporation will pay any interest due on registered Debt Securities to the persons in whose name such registered Securities are registered on the day or days specified in the applicable Prospectus Supplement.

Registered Global Securities

        Unless otherwise indicated in the applicable Prospectus Supplement, registered Debt Securities of a series will be issued in global form that will be deposited with, or on behalf of, a depositary (the "Depositary") identified in the Prospectus Supplement. Global Securities will be registered in the name of the Depositary, and the Debt Securities included in the Global Securities may not be transferred to the name of any other direct holder unless the special circumstances described below occur. Any person wishing to own Debt Securities issued in the form of Global Securities must do so indirectly by virtue of an account with a broker, bank or other financial institution that, in turn, has an account with the Depositary.

  Special Investor Considerations for Global Securities

        The Corporation's obligations under the Indenture, as well as the obligations of the Trustee and those of any third parties employed by the Corporation or the Trustee, run only to persons who are registered as holders of Debt Securities. For example, once the Corporation makes payment to the registered holder, the Corporation has no further responsibility for the payment even if that holder is legally required to pass the payment along to an investor but does not do so. As an indirect holder, an investor's rights relating to a Global Security will be governed by the account rules of the investor's financial institution and of the Depositary, as well as general laws relating to debt securities transfers.

        An investor should be aware that when Debt Securities are issued in the form of Global Securities:

  •
  the investor cannot have Debt Securities registered in his or her own name;

  •
  the investor cannot receive physical certificates for his or her interest in the Debt Securities;

  •
  the investor must look to his or her own bank, brokerage firm or other financial institution for payments on the Debt Securities and protection of his or her legal rights relating to the Debt Securities;

  •
  the investor may not be able to sell interests in the Debt Securities to some insurance companies and other institutions that are required by law to hold the physical certificates of Debt Securities that they own;

  •
  the Depositary's policies will govern payments, transfers, exchange and other matters relating to the investor's interest in the Global Security; the Corporation and the Trustee will have no responsibility for any aspect of the Depositary's actions or for its records of ownership interests in the Global Security; the Corporation and the Trustee also do not supervise the Depositary in any way; and

  •
  the Depositary will usually require that interests in a Global Security be purchased or sold within its system using same-day funds.

  Special Situations When Global Security Will be Terminated

        In a few special situations described below, a Global Security will terminate and interests in it will be exchanged for physical certificates representing Debt Securities. After that exchange, an investor may choose whether to hold Debt Securities directly or indirectly through an account at its bank, brokerage firm or other financial institution. Investors must consult their own banks, brokers or other financial institutions to find out how to have their interests in Debt Securities transferred into their own names, so that they will be registered holders of the Debt Securities represented by each Global Security.

        The special situations for termination of a Global Security are:

  •
  when the Depositary notifies the Corporation that it is unwilling, unable or no longer qualified to continue as Depositary (unless a replacement Depositary is named); and

  •
  when and if the Corporation decides to terminate a Global Security.

        The Prospectus Supplement may list situations for terminating a Global Security that would apply only to the particular series of Debt Securities covered by the Prospectus Supplement. When a Global Security terminates, the Depositary (and not the Corporation or the Trustee) will be responsible for deciding the names of the institutions that will be the initial direct holders.

Events of Default

        Unless otherwise indicated in the applicable Prospectus Supplement, the term "Event of Default" with respect to Debt Securities of any series means any of the following:

  (a)
  default in the payment of the principal of (or any premium on) any Debt Security of that series at its Maturity;

  (b)
  default in the payment of any interest on any Debt Security of that series when it becomes due and payable, and continuance of such default for a period of 30 days;

  (c)
  default in the deposit of any sinking fund payment, when the same becomes due by the terms of the Debt Securities of that series;

  (d)
  default in the performance, or breach, of any other covenant or agreement of the Corporation in the Indenture in respect of the Debt Securities of that series (other than a covenant or agreement for which default or breach is specifically dealt with elsewhere in the Indenture), where such default or breach continues for a period of 90 days after written notice thereof to the Corporation by the Trustee or the holders of at least 25 per cent in principal amount of all outstanding Debt Securities affected thereby;

  (e)
  certain events of bankruptcy, insolvency or reorganization; or

  (f)
  any other event of default provided with respect to the Debt Securities of that series.

        If an Event of Default occurs and is continuing with respect to Debt Securities of any series, then the Trustee or the holders of not less than 25 per cent in principal amount of the outstanding Debt Securities of that series may require the principal amount (or, if the Debt Securities of that series are Original Issue Discount

Securities or Indexed Securities, such portion of the principal amount as may be specified in the terms of that series) of all the outstanding Debt Securities of that series and any accrued but unpaid interest on such Debt Securities be paid immediately. However, at any time after a declaration of acceleration with respect to Debt Securities of any series or all series affected (or of all series, as the case may be) has been made and before a judgment or decree for payment of the money due has been obtained, the holders of a majority in principal amount of the outstanding Debt Securities of such series or of all series affected (or of all series, as the case may be), by written notice to the Corporation and the Trustee, may, under certain circumstances, rescind and annul such acceleration. The applicable Prospectus Supplement will contain provisions relating to acceleration of the maturity of a portion of the principal amount of Original Issue Discount Securities or Indexed Securities upon the occurrence of any Event of Default and the continuation thereof.

        Other than its duties in the case of an Event of Default, the Trustee will not be obligated to exercise any of its rights and powers under the Indenture at the request or direction of any of the holders, unless the holders have offered to the Trustee reasonable indemnity. If the holders provide reasonable indemnity, the holders of a majority in principal amount of the outstanding Debt Securities of all series affected by an Event of Default may, subject to certain limitations, direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities of all series affected by such Event of Default.

        No holder of a Debt Security of any series will have any right to institute any proceedings, judicial or otherwise, unless:

  •
  such holder has previously given to the Trustee written notice of a continuing Event of Default with respect to the Debt Securities of that series;

  •
  the holders of at least 25 per cent in principal amount of the outstanding Debt Securities of all series affected by such Event of Default have made written request and have offered reasonable indemnity to the Trustee to institute such proceedings as trustee; and

  •
  the Trustee has failed to institute such proceeding, and has not received from the holders of a majority in the aggregate principal amount of outstanding Debt Securities of all series affected by such Event of Default a direction inconsistent with such request, within 60 days after such notice, request and offer.

        However, these limitations do not apply to a suit instituted by the holder of a Debt Security for the enforcement of payment of principal of or interest on such Debt Security on or after the applicable due date of such payment.

        The Corporation will be required to furnish to the Trustee annually an officers' certificate as to the performance of certain of its obligations under the Indenture and as to any default in such performance.

Defeasance

        In this section, the term "defeasance" means discharge from some or all of the Corporation's obligations under the Indenture with respect to Debt Securities of a particular series. Unless otherwise stated in the applicable Prospectus Supplement, if the Corporation deposits with the Trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity or a redemption date of the Debt Securities of a particular series, then at its option:

  •
  the Corporation will be discharged from its obligations with respect to the Debt Securities of such series with certain exceptions, and the holders of the Debt Securities of the affected series will not be entitled to the benefits of the Indenture except for registration of transfer and exchange of Debt Securities and replacement of lost, stolen or mutilated Debt Securities and certain other limited rights. Such holders may look only to such deposited funds or obligations for payment; or

  •
  the Corporation will no longer be under any obligation to comply with certain covenants under the Indenture, and certain Events of Default will no longer apply to it.

        Unless otherwise stated in the applicable Prospectus Supplement, to exercise defeasance the Corporation also must deliver to the Trustee:

  •
  an opinion of U.S. counsel to the effect that the deposit and related defeasance would not cause the holders of the Debt Securities of the applicable series to recognize income, gain or loss for U.S. federal income tax purposes and that holders of the Debt Securities of that series will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred; and

  •
  an opinion of Canadian counsel or a ruling from the CRA that there would be no such recognition of income, gain or loss for Canadian federal or provincial income tax purposes and that holders of the Debt Securities of that series will be subject to Canadian federal and provincial income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred.

        In addition, no Event of Default with respect to the Debt Securities of the applicable series can have occurred and the Corporation cannot be an insolvent person under the Bankruptcy and Insolvency Act (Canada). In order for U.S. counsel to deliver the opinion that would allow the Corporation to be discharged from all of its obligations under the Debt Securities of any series, the Corporation must have received from, or there must have been published by, the Internal Revenue Service a ruling, or there must have been a change in law so that the deposit and defeasance would not cause holders of the Debt Securities of such series to recognize income, gain or loss for U.S. federal income tax purposes and so that such holders would be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred.

Modifications and Waivers

        The Corporation may modify or amend the Indenture with the consent of the holders of a majority in aggregate principal amount of the outstanding Debt Securities of all series affected by such modification or amendment; provided, however, unless otherwise stated in the applicable Prospectus Supplement, that the Corporation will be required to receive consent from the holder of each outstanding Debt Security of such affected series to:

  •
  change the stated maturity of the principal of, or interest on, such outstanding Debt Security;

  •
  reduce the principal amount of or interest on such outstanding Debt Security;

  •
  reduce the amount of the principal payable upon the acceleration of the maturity of an outstanding Original Issue Discount Security;

  •
  change the place or currency of payments on such outstanding Debt Security;

  •
  reduce the percentage in principal amount of outstanding Debt Securities of such series, from which the consent of holders is required to modify or amend the Indenture or waive compliance with certain provisions of the Indenture or waive certain defaults; or

  •
  modify any provisions of the Indenture relating to modifying or amending the Indenture or waiving past defaults or covenants except as otherwise specified.

        The holders of a majority in principal amount of Debt Securities of any series or of the affected series may waive the Corporation's compliance with certain restrictive provisions of the Indenture with respect to such series. The holders of a majority in principal amount of outstanding Debt Securities of all series with respect to which an Event of Default has occurred may waive any past default under the Indenture, except a default in the payment of the principal of or interest on any Debt Security or in respect of any item listed above.

        The Indenture or the Debt Securities may be amended or supplemented, without the consent of any holder of such Debt Securities, in order to, among other things, cure any ambiguity or inconsistency, or to make any change, in any case, that does not adversely affect the interests of any holder of such Debt Securities.

Consent to Jurisdiction and Service

        Under the Indenture, the Corporation will irrevocably appoint an authorized agent upon which process may be served in any suit, action or proceeding arising out of or relating to the Offered Securities or the Indenture that may be instituted in any United States federal or New York state court located in The City of New York, and will submit to such non-exclusive jurisdiction.

Governing Law

        The Indenture and the Debt Securities will be governed by and construed in accordance with the laws of the State of New York.

Enforceability of Judgments

        Since a substantial portion of the assets of the Corporation are outside the United States, any judgment obtained in the United States against the Corporation may need to be satisfied by seeking enforcement of such judgment in a court located outside of the United States from the Corporation's assets. The Corporation has been advised by its Canadian counsel, Cassels Brock & Blackwell LLP, that there is doubt as to the enforceability in Canada by a court in original actions, or in actions to enforce judgments of United States courts, of civil liabilities predicated upon United States federal securities laws.

The Trustee

        The Trustee under the Indenture or its affiliates may provide banking and other services to the Corporation in the ordinary course of their business.

        The Indenture will contain certain limitations on the rights of the Trustee, as long as it or any of its affiliates remains the Corporation's creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise. The Trustee and its affiliates will be permitted to engage in other transactions with the Corporation. If the Trustee or any affiliate acquires any conflicting interest and a default occurs with respect to the Debt Securities, the Trustee must eliminate the conflict or resign.

Subscription Receipts

        As of the date of this Prospectus, there are no Subscription Receipts outstanding. The following description sets forth certain general terms and provisions of Subscription Receipts that may be issued hereunder and is not intended to be complete. The Subscription Receipts may be offered separately or together with other Securities, as the case may be.

        Subscription Receipts may be issued at various times which will entitle holders thereof to receive, upon satisfaction of certain release conditions and for no additional consideration, Securities or a combination of Securities. Subscription Receipts will be issued pursuant to one or more subscription receipt agreements (each, a "Subscription Receipt Agreement"), each to be entered into between the Corporation and an escrow agent (the "Escrow Agent") that will be named in the relevant Prospectus Supplement. Each Escrow Agent will be a financial institution organized under the laws of Canada or a province thereof and authorized to carry on business as a trustee. If underwriters or agents are used in the sale of any Subscription Receipts, one or more of such underwriters or agents may also be a party to the Subscription Receipt Agreement governing the subscription receipts sold to or through such underwriter or agent.

        The statements made in this Prospectus relating to any Subscription Receipt Agreement and Subscription Receipts to be issued under this Prospectus are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the provisions of the applicable Subscription Receipt Agreement. You should refer to the Subscription Receipt Agreement relating to the specific Subscription Receipts being offered for the complete terms of the Subscription Receipts. A copy of any Subscription Receipt Agreement relating to an offering or Subscription Receipts will be filed by the Corporation with the securities regulatory authorities in applicable Canadian offering jurisdictions and the United States after the Corporation has entered into it.

        The particular terms of each issue of Subscription Receipts will be described in the related Prospectus Supplement. This description may include, but may not be limited to, any of the following, if applicable:

  •
  the designation and aggregate number of such Subscription Receipts being offered;

  •
  the price at which such Subscription Receipts will be offered;

  •
  the designation, number and terms of the Securities to be received by the holders of such Subscription Receipts upon satisfaction of the release conditions, and any procedures that will result in the adjustment of those numbers;

  •
  the conditions (the "Release Conditions") that must be met in order for holders of such Subscription Receipts to receive, for no additional consideration, Securities;

  •
  the procedures for the issuance and delivery of the Securities to holders of such Subscription Receipts upon satisfaction of the Release Conditions;

  •
  whether any payments will be made to holders of such Subscription Receipts upon delivery of the Securities upon satisfaction of the Release Conditions;

  •
  the identity of the Escrow Agent;

  •
  the terms and conditions under which the Escrow Agent will hold all or a portion of the gross proceeds from the sale of such Subscription Receipts, together with interest and income earned thereon (collectively, the "Escrowed Funds"), pending satisfaction of the Release Conditions;

  •
  the terms and conditions under which the Escrow Agent will release all or a portion of the Escrowed Funds to the Corporation upon satisfaction of the Release Conditions and if the Subscription Receipts are sold to or through underwriters or agents, the terms and conditions under which the Escrow Agent will release a portion of the Escrowed Funds to such underwriters or agents in payment of all or a portion of their fees or commissions in connection with the sale of the Subscription Receipts;

  •
  procedures for the refund by the Escrow Agent to holders of such Subscription Receipts of all or a portion of the subscription price of their Subscription Receipts, plus any pro rata entitlement to interest earned or income generated on such amount, if the Release Conditions are not satisfied;

  •
  any contractual right of rescission to be granted to initial purchasers of such Subscription Receipts in the event that this Prospectus, the Prospectus Supplement under which Subscription Receipts are issued or any amendment hereto or thereto contains a misrepresentation;

  •
  any entitlement of the Corporation to purchase such Subscription Receipts in the open market by private agreement or otherwise;

  •
  if the Subscription Receipts are issued as a Unit with another Security, the date, if any, on and after which the Subscription Receipts and the other Security will be separately transferable;

  •
  whether the Corporation will issue such Subscription Receipts as global securities and, if so, the identity of the depository for the global securities;

  •
  whether the Corporation will issue such Subscription Receipts as bearer securities, as registered securities or both;

  •
  provisions as to modification, amendment or variation of the Subscription Receipt Agreement or any rights or terms of such Subscription Receipts, including upon any subdivision, consolidation, reclassification or other material change of the Securities, any other reorganization, amalgamation, merger or sale of all or substantially all of the Corporation's assets or any distribution of property or rights to all or substantially all of the holders of Common Shares;

  •
  whether the Corporation will apply to list such Subscription Receipts on any exchange;

  •
  material United States and Canadian federal income tax consequences of owning such Subscription Receipts; and

  •
  any other material terms or conditions of such Subscription Receipts.

Rights of Holders of Subscription Receipts Prior to Satisfaction of Release Conditions

        The holders of Subscription Receipts will not be, and will not have the rights of, shareholders of the Corporation. Holders of Subscription Receipts are entitled only to receive Securities on exchange or conversion of their Subscription Receipts, plus any cash payments, all as provided for under the Subscription Receipt Agreement and only once the Release Conditions have been satisfied.

Escrow

        The Subscription Receipt Agreement will provide that the Escrowed Funds will be held in escrow by the Escrow Agent, and such Escrowed Funds will be released to the Corporation (and, if the Subscription Receipts are sold to or through underwriters or agents, a portion of the Escrowed Funds may be released to such underwriters or agents in payment of all or a portion of their fees in connection with the sale of the Subscription Receipts) at the time and under the terms specified by the Subscription Receipt Agreement. If the Release Conditions are not satisfied, holders of Subscription Receipts will receive a refund of all or a portion of the subscription price for their Subscription Receipts, plus their pro-rata entitlement to interest earned or income generated on such amount, if provided for in the Subscription Receipt Agreement, in accordance with the terms of the Subscription Receipt Agreement.

Modifications

        The Subscription Receipt Agreement will specify the terms upon which modifications and alterations to the Subscription Receipts issued thereunder may be made by way of a resolution of holders of Subscription Receipts at a meeting of such holders or consent in writing from such holders. The number of holders of Subscription Receipts required to pass such a resolution or execute such a written consent will be specified in the Subscription Receipt Agreement.

        The Subscription Receipt Agreement will also specify that the Corporation may amend the Subscription Receipt Agreement and the Subscription Receipts, without the consent of the holders of the Subscription Receipts, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of the holder of outstanding Subscription Receipts or as otherwise specified in the Subscription Receipt Agreement.

Units

        As of the date of this Prospectus, there are no Units outstanding. The following description sets forth certain general terms and provisions of the Units that may be issued hereunder and is not intended to be complete. The Units may be offered separately or together with other Securities, as the case may be.

        Units may be issued at various times comprising any combination of the other Securities described in this Prospectus. Each Unit will be issued so that the holder of such Unit is also the holder of each Security composing such Unit. Therefore, the holder of a Unit will have the rights and obligations of a holder of each included Security (except in some cases where the right to transfer an included Security of a Unit may not occur without the transfer of the other included security comprising part of such Unit).

        The particular terms of each issue of Units will be described in the related Prospectus Supplement. This description may include, but may not be limited to, any of the following, if applicable:

  •
  the designation and aggregate number of such Units being offered;

  •
  the price at which such Units will be offered;

  •
  the designation and terms of such Units and the Securities comprising the Units, including whether and under what circumstances those Securities may be held or transferred separately;

  •
  any provisions for the issuance, payment, settlement, transfer or exchange of such Units or of the Securities comprising the units;

  •
  whether such Units will be issued in fully registered or global form;

  •
  whether the Corporation will apply to list such Units on any exchange;

  •
  material United States and Canadian Federal income tax consequences of owning such Units, including how the purchase price paid will be allocated among the Securities comprising the Units; and

any other material terms or conditions of such Units.

Warrants

        As of the date of this Prospectus, there are 10,000,000 Warrants outstanding. The following description sets forth certain general terms and provisions of Warrants that may be issued hereunder and is not intended to be complete. The Warrants may be offered separately or together with other Securities, as the case may be.

        Warrants may be issued at various times which will entitle the holders thereof to Common Shares, Preferred Shares, Units or Debt Securities. Warrants will be issued pursuant to one or more warrant indentures to be entered into by the Corporation and one or more banks or trust companies acting as warrant agent that will be named in the relevant Prospectus Supplement.

        The statements made in this Prospectus relating to any warrant indenture and Warrants to be issued under this Prospectus are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the provisions of the applicable warrant indenture. You should refer to the warrant indenture relating to the specific Warrants being offered for the complete terms of the Warrants. A copy of any warrant indenture relating to an offering or Warrants will be filed by the Corporation with the securities regulatory authorities in applicable Canadian offering jurisdictions and the United States after the Corporation has entered into it.

        The particular terms of each issue of Warrants will be described in the related Prospectus Supplement. This description may include, but may not be limited to, any of the following, if applicable:

  •
  the designation and aggregate number of such Warrants being offered;

  •
  the price at which such Warrants will be offered;

  •
  the designation, number and terms of the Common Shares, Preferred Shares, Units or Debt Securities, as applicable, purchasable upon exercise of such Warrants, and procedures that will result in the adjustment of those numbers;

  •
  the date on which the right to exercise such Warrants will commence and the date on which the right will expire;

  •
  the exercise price of such Warrants;

  •
  if the Warrants are issued as a Unit with another Security, the date, if any, on and after which such Warrants and the other Security will be separately transferable;

  •
  any minimum or maximum amount of Warrants that may be exercised at any one time;

  •
  any terms, procedures and limitations relating to the transferability, exchange or exercise of such Warrants;

  •
  whether such Warrants will be subject to redemption or call and, if so, the terms of such redemption or call provisions;

  •
  provisions as to modification, amendment or variation of the warrant indenture or any rights or terms of such Warrants, including upon any subdivision, consolidation, reclassification or other material change of the Common Shares, Preferred Shares, Units, Debt Securities or other securities, any other reorganization, amalgamation, merger or sale of all or substantially all of the Corporation's assets or any distribution of property or rights to all or substantially all of the holders of Common Shares;

  •
  material United States and Canadian federal income tax consequences of owning such Warrants; and

  •
  any other material terms or conditions of such Warrants.

        Warrant certificates will be exchangeable for new Warrant certificates of different denominations at the office indicated in the Prospectus Supplement. Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of the securities subject to the Warrants. The Corporation may amend the warrant indenture(s) and the Warrants, without the consent of the holders of the Warrants, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision or in any other manner that will not prejudice the rights of the holders of outstanding Warrants, as a group.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

        The applicable Prospectus Supplement may describe certain Canadian federal income tax consequences to an investor who is a non-resident of Canada or to an investor who is a resident of Canada of acquiring, owning and disposing of any of the Securities offered thereunder. The applicable Prospectus Supplement may also describe certain U.S. federal income tax consequences of the acquisition, ownership and disposition of any of the Securities offered thereunder by an initial investor who is a U.S. person (within the meaning of the U.S. Internal Revenue Code of 1986), including, to the extent applicable, such consequences relating to Debt Securities payable in a currency other than the U.S. dollar, issued at an original issue discount for U.S. federal income tax purposes or containing early redemption provisions or other special items. Investors should read the tax discussion in any Prospectus Supplement with respect to a particular offering and consult their own tax advisors with respect to their own particular circumstances.

PRIOR SALES

        Information in respect of the Common Shares that were issued within the previous 12 month period, Common Shares that were issued upon the exercise of options or upon the vesting of restricted share units, and in respect of the grant of options or restricted share units to acquire Common Shares, will be provided as required in a Prospectus Supplement with respect to the issuance of Securities pursuant to such Prospectus Supplement.

MARKET FOR SECURITIES

        The Common Shares are listed and posted for trading on the TSX in Canada and are listed on the NYSE in the United States under the symbol "WPM". Trading price and volume of the Common Shares will be provided as required in each Prospectus Supplement.

RISK FACTORS

        An investment in securities of the Corporation is highly speculative and involves significant risks due to the nature of its business, which is the purchase and subsequent sale of precious metal production from producing mining companies. Any prospective investor should carefully consider the information contained in this Prospectus and any Prospectus Supplement (including, without limitation, the documents incorporated by reference herein and therein, including the Annual Information Form) before purchasing any of the securities distributed under a Prospectus Supplement. Discussions of certain risks affecting Wheaton in connection with its business are provided in its disclosure documents filed with the various securities regulatory authorities which are incorporated by reference in this Prospectus. These risk factors could materially affect the Corporation's future operating results and could cause actual events to differ materially from those described in the forward-looking statements relating to the Corporation. The risks described in this Prospectus and any accompanying Prospectus Supplement and the documents incorporated by reference herein and therein are not the only risks facing the Corporation. Additional risks and uncertainties not currently known to the Corporation, or that the Corporation currently deems immaterial, may also materially and adversely affect its business.

 INTERESTS OF EXPERTS

        The scientific and technical information for the Corporation's mineral projects on a property material to the Corporation contained in the Annual Information Form was sourced by the Corporation from the following SEDAR (www.sedar.com) and EDGAR (www.sec.gov) filed documents:

  a.
  Peñasquito mine — Goldcorp Inc.'s annual information form filed on March 28, 2019;

  b.
  Salobo mine — Salobo Report (as defined below);

  c.
  Antamina mine — (i) Glencore's December 31, 2018 Resources and Reserves report (http://www.glencore.com/investors/reports-results/reserves-and-resources), (ii) Glencore's annual report for the year ended December 31, 2018, and (iii) Teck Resources Inc.'s annual information form filed on February 25, 2019; and

  d.
  Constancia mine — Hudbay Minerals Inc. annual information form filed on March 29, 2019.

        A summary of the information sourced from the above-noted documents is contained in the Annual Information Form under "Technical Information — Further Disclosure Regarding Mineral Projects on Material Properties — Peñasquito Mine, Mexico", "Technical Information — Further Disclosure Regarding Mineral Projects on Material Properties — Salobo Mine, Brazil", "Technical Information — Further Disclosure Regarding Mineral Projects on Material Properties — Antamina Mine, Peru", and "Technical Information — Further Disclosure Regarding Mineral Projects on Material Properties — Constancia Mine, Peru", respectively.

        Neil Burns, M.Sc., P.Geo, Vice President, Technical Services, Wheaton, Christopher Davis, M.Sc., P.Geo, Head of Geology and Mine Design, (former Director Resource Management Group), Vale Base Metals, Cassio Diedrich, AusIMM-CP(Min), Head of Strategy & Long-Term Planning, Vale Base Metals and Maurice Tagami, P.Eng., Technical Ambassador (formerly Vice President, Mining Operations, Wheaton), prepared a technical report in accordance with NI 43-101 entitled "Salobo Copper-Gold Mine Carajás, Pará State, Brazil — Technical Report" with an effective date of December 31, 2017 (the "Salobo Report"). A copy of the Salobo Report is available under Wheaton's profile on SEDAR at www.sedar.com and on EDGAR at (www.sec.gov).

        Neil Burns, M.Sc., P.Geo., Vice President, Technical Services, of the Corporation and Ryan Ulansky, M.A.Sc., P.Eng., Senior Director, Engineering, of the Corporation are the qualified persons as defined by NI 43-101 in connection with the mineral reserve and mineral resource estimates and the scientific and technical information, and have reviewed and approved the disclosure, for the Peñasquito mine, the Salobo mine, the Antamina mine and the Constancia mine contained in this Prospectus and the Annual Information Form.

        Each of the aforementioned firms or persons held less than 1% of the outstanding securities or other property of the Corporation or of any associate or affiliate of the Corporation when they prepared the reports, the mineral reserve estimates or the mineral resource estimates referred to above, or following the preparation of such reports or estimates and did not, and will not, receive any direct or indirect interest in any securities or other property of the Corporation or of any associate or affiliate of the Corporation in connection with the preparation of such reports or estimates. None of the aforementioned persons are currently expected to be elected, appointed or employed as a director, officer or employee of the Corporation or of any associate or affiliate of the Corporation, other than Neil Burns and Ryan Ulansky who are employees of the Corporation.

        Deloitte LLP is the independent registered public accounting firm of the Corporation and is independent of the Corporation within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia, and within the meaning of the U.S. Securities Act and the applicable rules and regulations thereunder adopted by the Securities and Exchange Commission and the Public Company Accounting Oversight Board (United States).

LEGAL MATTERS

        Certain legal matters in connection with an offering will be passed upon on behalf of the Corporation by Cassels Brock & Blackwell LLP, as to Canadian legal matters, and Paul, Weiss, Rifkind, Wharton & Garrison LLP, as to United States legal matters. As of the date hereof, the partners and associates of Cassels Brock & Blackwell own, directly or indirectly, less than 1% of the Common Shares.

 ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

        The Corporation is an Ontario corporation and its principal place of business is in Canada. The majority of the directors and officers of the Corporation are resident outside of the United States and a substantial portion of its assets and the assets of such persons are located outside of the United States. Consequently, it may be difficult for United States investors to effect service of process within the United States on the Corporation or its directors or officers, or to realize in the United States on judgments of courts of the United States predicated on civil liabilities under the U.S. Securities Act. Investors should not assume that Canadian courts would enforce judgments of United States courts obtained in actions against the Corporation or such persons predicated on the civil liability provisions of the United States federal securities laws or the securities or "blue sky" laws of any state within the United States or would enforce, in original actions, liabilities against the Corporation or such persons predicated on the United States federal securities or any such state securities or "blue sky" laws. The Corporation has been advised by its Canadian counsel, Cassels Brock & Blackwell LLP, that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. The Corporation has also been advised by Cassels Brock & Blackwell LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

        The Corporation filed with the SEC, concurrently with the Registration Statement on Form F-10 of which this prospectus is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Corporation appointed Puglisi & Associates as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Corporation in a United States court, arising out of or related to or concerning the offering of Securities under this Prospectus.

WHEATON PRECIOUS METALS CORP.

Up to US$300,000,000 of Common Shares

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April 16, 2020